UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                       ------------------------------

                               SCHEDULE 13E-3
  Rule 13e-3 Transaction Statement under Section 13(e) of the Securities
                            Exchange Act of 1934
                              (AMENDMENT NO. 1)
                       ------------------------------

                         HENLEY LIMITED PARTNERSHIP
                            (Name of the Issuer)

                         HENLEY LIMITED PARTNERSHIP
                                BCLP GP, INC.
                               HENLEYCO, INC.
                         CASTLE CREEK PARTNERS, L.P.
                       CASTLE CREEK PARTNERS GP, INC.
                               PAUL E. GASTON
                     (Name of Persons Filing Statement)

              UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)

                                  42551C108
                    (CUSIP Number of Class of Securities)

                               PAUL E. GASTON
                           Chief Executive Officer
                               HenleyCo, Inc.
                          140 Wood Road, Suite 410
                       Braintree, Massachusetts 02184
                               (781) 930-3015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                  Copy to:
         STEPHANIE TSACOUMIS, ESQ.           JEFFREY L. HOLDEN, ESQ.
        Gibson, Dunn & Crutcher LLP      1025 Connecticut Avenue, N.W.
        1050 Connecticut Avenue, N.W.             Suite 1000
           Washington, DC 20036               Washington, DC  20036
              (202) 955-8500                     (202) 429-6585

                       ------------------------------

This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c.   [ ] A tender offer.

    d.   [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                          CALCULATION OF FILING FEE
===========================================================================
              Transaction Valuation*      Amount of Filing Fee*
---------------------------------------------------------------------------
                  $ 70,915,740                $ 5,737.08
===========================================================================

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, based upon the product of (i) 2,026,164 units representing limited partnership interests held by holders other than Castle Creek Partners, L.P., by (ii) the maximum possible merger consideration of $35.00 per unit. Actual aggregate merger consideration paid may be less.

[x] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:       $ 6,524.25           Filing Party:     Henley Limited Partnership
Form or Registration No.:     Schedule 13E-3       Date Filed:       February 14, 2003

    ==================================================================

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.
          Any representation to the contrary is a criminal offense.

                             SUMMARY TERM SHEET

      This summary highlights selected information about the merger between Henley Limited Partnership and HenleyCo, Inc. and may not include all of the information that may be important to you. In this summary, the term "unaffiliated unitholders" of Henley Limited Partnership means all holders of Henley Limited Partnership units other than Castle Creek Partners, L.P. To better understand the merger and for a more complete description of the legal terms of the merger, you should read this entire document and the documents to which we have referred you.

      The entities referenced in this summary are:  Henley Limited
Partnership (formerly Boston Celtics Limited Partnership), which is sometimes referred to as Henley; BCLP GP, Inc., which is the general partner of Henley and which is sometimes referred to as BCLP GP; HenleyCo, Inc., which has been formed for purposes of the merger; Henley Limited Partnership III (formerly Celtics Basketball L.P.), a 48.3% indirect subsidiary of Henley, which formerly held the assets of the Boston Celtics basketball team and is sometimes referred to as Henley III; and Castle Creek Partners, L.P., which is sometimes referred to as Castle Creek and which owns a 51.7% indirect interest in Henley III and approximately 25.1% of the outstanding Henley units.

      * Background and Reasons for the Merger.

Henley Limited Partnership was formed in 1998 for the purpose of indirectly holding the Boston Celtics basketball team through its 48.3%-owned subsidiary, Henley III. On December 31, 2002, Henley III sold the Boston Celtics basketball team, which was the sole operating asset of Henley and its subsidiaries. Following the sale of the Boston Celtics basketball team, Henley is no longer able to pursue the business purpose for which it was formed, and in which unitholders invested. For this reason, the general partner of Henley seeks to cause Henley to distribute Henley's net assets to holders of Henley units while providing for liabilities and contingencies. The general partner plans to achieve this result by merging Henley and HenleyCo, a newly-formed entity. The purposes of the merger are to:

            * provide value and liquidity to public investors by paying to unaffiliated unitholders of Henley in cash their proportionate share of the net assets of Henley (including Henley's share of the net proceeds of the sale of the Boston Celtics basketball team), after payment of, or provision for, taxes, expenses, liabilities, claims and contingencies (including obligations under existing compensatory and incentive arrangements); and


            * eliminate the burdens and expenses associated with being a public company.

See "Special Factors - Purposes of the Merger" on page 10, "- Alternatives to the Merger" on page 11, "- Reasons for the Merger" on page 12 and "- Effects of Not Consummating the Merger" on page 24.

      *  The Merger.

In the merger, HenleyCo will merge with and into Henley, with Henley as the surviving entity. HenleyCo has been formed solely to effect the merger and does not conduct any business activities. Castle Creek holds ninety-nine percent (99%), and BCLP GP, the general partner of Henley, holds one percent (1%), of the outstanding equity of HenleyCo. Neither Castle Creek nor BCLP GP will receive any merger consideration in exchange for their equity interests in Henley. In the merger, Castle Creek's interest in HenleyCo will be converted into a ninety-nine percent (99%) limited partnership interest in Henley as the surviving entity and BCLP GP's interest in HenleyCo will be converted into a one percent (1%) general partnership interest in Henley as the surviving entity. Also in the merger, the Henley units held by unaffiliated unitholders will be converted into the nontransferable contractual right to receive the merger consideration, consisting of an initial cash payment plus potential additional payments, as described below. Henley unitholders do not have the right to vote on the merger.

The merger is expected to be consummated on ______, 2003.  See
"Introduction - The Merger" on page 8 and "Special Factors - Effects of the Merger" on page 13.

      *  Merger Consideration to Unaffiliated Unitholders.

In the merger, each Henley limited partnership unit held by unaffiliated unitholders will be converted into the nontransferable contractual right to receive a proportionate share of the net assets of Henley, as follows:

            * an initial payment of $27.00 in cash per unit to be made promptly after the merger; plus

            * potential additional cash payments, consisting of a proportionate share of the segregated net assets of Henley, if any, that remain after satisfying or providing for all obligations, as described below.

All payments of merger consideration will be proportionate to pre-merger equity ownership of Henley, based upon the number of Henley units held by each unaffiliated unitholder on the effective date of the merger. Unaffiliated unitholders may realize taxable gain as a result of the merger. See "Special Factors - Effects of the Merger - Effect of the Merger on the Unaffiliated Unitholders" on page 18 and "-Certain Federal Income Tax Consequences of the Merger" on page 31.

Structuring the merger so that neither Castle Creek nor BCLP GP receives any merger consideration is expected to result in tax efficiencies that would favorably impact the amount of additional future merger consideration, if any, that may be paid to unaffiliated unitholders.
Paying merger consideration to Castle Creek and BCLP GP would require the distribution to Henley of assets from Henley Limited Partnership II, its subsidiary, as Henley does not have sufficient assets to fund such merger consideration payments. To the extent that distributions to Henley would exceed Henley's basis in Henley Limited Partnership II, a taxable gain for Henley would result. Eliminating the payment of merger consideration to Castle Creek and BCLP GP eliminates the need for Henley subsidiaries to distribute assets to Henley and eliminates or minimizes the taxable event and related tax liability of Henley. See "Special Factors - Reasons for the Merger" on page 12. To receive merger consideration, unaffiliated unitholders must complete the enclosed letter of transmittal and return it with required documentation as directed.

      *  Merger Consideration to Castle Creek and BCLP GP.

Castle Creek and BCLP GP will not receive any consideration in the merger in exchange for their equity interests in Henley. Castle Creek's limited partnership interests in Henley will be cancelled in the merger and Castle Creek's equity interest in HenleyCo will be converted into a limited partnership interest in Henley, with the result that Castle Creek will be the sole limited partner of Henley after the merger. BCLP GP's general partnership interest in Henley will be cancelled in the merger and BCLP GP's equity interest in HenleyCo will be converted into a general partnership interest in Henley, with the result that BCLP GP will be the sole general partner of Henley after the merger. In contrast to unaffiliated unitholders, the merger will not be a taxable event for Castle Creek or BCLP GP. See "Special Factors - Effects of the Merger - Effect of the Merger on Henley" on page 14 and "- Effect of the Merger on Castle Creek and BCLP GP" on page 19.

      *  Ownership of Henley After the Merger.

After the merger, Castle Creek will be the sole limited partner of Henley, with a ninety-nine percent (99%) equity interest, and BCLP GP will be the sole general partner of Henley, with a one percent (1%) equity interest. Castle Creek currently holds 677,500 Henley Limited Partnership units, or approximately 25.1% of all outstanding Henley units, and BCLP GP holds a one percent (1%) general partnership interest in Henley. For more information about Castle Creek and BCLP GP see "Introduction - The Parties
- Castle Creek Partners, L.P." and "- BCLP GP, Inc." on page 7.

      *  Alternatives to the Merger.

The merger is an alternative to liquidating Henley, which would require approval of eighty percent (80%) of all outstanding limited partnership units of Henley. Because there are over 57,000 holders of record of Henley units (with nearly 52,000 holders owning ten or fewer units), and at least an additional 10,000 holders who hold in street name, management of Henley believes that unitholder approval for a liquidation of Henley would be expensive and difficult, if not impossible, to secure. Management of Henley also has explored the possibility of a tender offer, a tender offer followed by a reverse split or a distribution of assets, but has not identified any practicable alternative to the merger that achieves Henley's goals of distributing net assets to unitholders and eliminating the expenses and burdens of being a public company. If the merger does not occur, Henley management expects to consider a variety of alternatives, including investing Henley's assets in an operating business or real estate or oil and gas ventures, or registering as an investment company. See "Special Factors - Alternatives to the Merger" on page 11.

      *  Potential Future Payment of Residual Merger Consideration.

Immediately following the merger, but before payment of any merger consideration, Henley's consolidated assets will consist of:

            * an amount equal to $27.00 times the number of Henley units held by unaffiliated unitholders before the merger, or approximately $54,706,428;

            * an amount equal to $27.00 times the number of units held by Castle Creek before the merger, or approximately $18,292,500, plus an amount representing BCLP GP's general partnership interest with respect to the $27.00 per unit payment, or approximately $737,362 (collectively referred to in this summary as the "post-merger cash"); and

            * all other assets of Henley at the time of the merger (referred to in this summary as the "residual consideration assets").

Following the payment of $27.00 per unit to unaffiliated unitholders:

            * The residual consideration assets (and earnings thereon) will be segregated from the post-merger cash. Henley intends to invest the residual consideration assets principally in loan participations and other securities with maturities generally ranging up to four years; Henley does not plan either to trade or actively manage these assets. The aggregate amount of residual consideration assets will be held for the payment of, or provision for, taxes, expenses, liabilities, claims and contingencies relating to or arising out of Henley's pre-merger operations, the merger or the residual consideration assets. Residual consideration assets that remain, if any, after paying taxes and expenses and satisfying or providing for liabilities, claims and contingencies, will be paid as additional merger consideration to unaffiliated unitholders in direct proportion to their pre-merger equity interest in Henley.

             * The post-merger cash (and earnings thereon) will be segregated and invested by Henley in its discretion for the benefit of Castle Creek and BCLP GP as Henley's post-merger equity owners.

Expenses will be allocated between the residual consideration assets and the post-merger cash based on the nature and source of the expense. Expenses that relate to Henley's pre-merger operations, the merger or the residual consideration assets will be paid out of the residual consideration assets, and expenses that relate to the post-merger cash or investments made with post-merger cash will be paid out of the post-merger cash.

Amounts paid or to be paid out of the residual consideration assets are expected to include: tax obligations relating to the prior operations and sale of the Boston Celtics basketball team and the possible distribution of certain assets to Henley; expenses relating to redemption of the debentures; expenses relating to the merger; expenses relating to winding down Henley's pre-merger operations; expenses relating to Henley's status as a public company until the consummation of the merger and in connection with terminating Henley's status as a public company; expenses relating to existing litigation; on-going operational costs, such as the cost of preparing tax returns and the cost of responding to investor inquiries; obligations under existing incentive and compensation arrangements; and provision for secondary liabilities relating to basketball team-related pension plans. Additional amounts potentially could be paid out of the residual consideration assets for currently unknown or unanticipated expenses or liabilities. See "Special Factors - Effects of the Merger - Effect of the Merger on Henley" on page 14.

The timing of any future payment of merger consideration to unaffiliated unitholders will be in the discretion of the general partner of Henley and is expected to be based upon the general partner's consideration of existing claims and contingencies and applicable statutes of limitation. Because the final amount of expenses, liabilities, claims and contingencies presently is unknown, the amount and timing of any such future payment of residual merger consideration cannot be determined at this time, nor can the likelihood of any future payments be predicted. The general partner of Henley currently anticipates that any such future payment, if any, will be made no earlier than early 2007, following the expiration of applicable statutes of limitations.

Based on its current analysis and assessment of expected taxes, expenses, liabilities and contingencies, the general partner of Henley estimates that aggregate future payments of merger consideration in addition to the initial payment of $27.00 per unit could range from no future payment at all to $8.00 per unit. This range is based on the maximum anticipated aggregate amount of residual consideration assets of approximately $20.2 million, consisting of $11.2 million in cash available for post-February 28, 2003 accounts payable, liabilities, expenses, claims and contingencies, plus an additional estimated $9 million potentially available for distribution as a result of the tax efficiencies that could result from not paying merger consideration to Castle Creek or BCLP GP. See "Special Factors - Effects of the Merger - Effect of the Merger on Henley" on page 14.

After satisfaction of, or provision for, all taxes, expenses, liabilities and contingencies and, assuming that residual consideration assets remain, after payment of residual merger consideration to unaffiliated unitholders, the remaining amounts will be proportionate to Castle Creek's and BCLP GP's respective pre-merger equity ownership of Henley and will be retained by Henley for the benefit of Castle Creek and BCLP GP.

Castle Creek and BCLP GP will not be entitled to any future payments of merger consideration, but after the merger Castle Creek will be the sole limited partner of Henley and BCLP GP will be the sole general partner. If taxes, expenses, liabilities, claims and contingencies of Henley exceed the amount of the residual consideration assets, any excess amounts will be paid from the remaining assets of Henley. The resulting decrease in value of Henley will be borne entirely by Castle Creek, as sole limited partner of Castle Creek, and BCLP GP, as sole general partner. See "Special Factors - Effects of the Merger - Effect of the Merger on Henley" at page 14 and "- Effect of the Merger on Castle Creek and BCLP GP" on page 19.

      *  Voting Requirements.

The general partner of Henley has approved the merger. In accordance with the terms of Henley's limited partnership agreement, because Henley is the surviving entity in the merger, approval of the holders of Henley limited partnership units is not required. See "Special Factors - Voting
Requirements" on page 36.

      *  Conditions to the Merger.

The completion of the merger depends on satisfaction of the following conditions:

            * no court or governmental entity of competent jurisdiction will have enacted, issued, promulgated or entered any law, order, injunction or decree that is in effect and restrains, enjoins or otherwise prohibits consummation of the merger; and

            * other than filing a certificate of merger, all required authorizations, consents or approvals of governmental entities will have been obtained or made free of any material condition.

See "Introduction - The Merger" on page 8 and "Special Factors - Effects of the Merger" on page 13.

      *  Fairness of the Merger.

The Filing Persons, including the boards of directors of HenleyCo and of the general partners of Henley and Castle Creek, believe that the merger and the terms and conditions of the merger agreement, including the consideration to be paid to the unaffiliated unitholders, are substantively and procedurally fair to the unaffiliated unitholders. See "Special Factors - Fairness of the Merger" on page 25.

      *  Interests in the Merger that Differ From Your Interests.

Castle Creek, the general partner of Castle Creek, BCLP GP, HenleyCo and Paul E. Gaston have interests in the merger in addition to their interests as the beneficial owner of Henley units that may present potential and actual conflicts of interest. See "Special Factors - Effects of the Merger" on page 13 and "- Benefits and Detriments" on page 22.

      *  Appraisal Rights.

Holders of Henley limited partnership units do not have appraisal rights in connection with the merger. See "Special Factors - Appraisal Rights" on page 36.

      *  NYSE Listing and Public Reporting.

Henley limited partnership units are expected to be delisted from the New York Stock Exchange and Boston Stock Exchange whether or not the merger is consummated. We anticipate that the units will cease trading approximately one week before the merger is consummated. We will issue a press release announcing, in advance, the specific date on which trading of the units will cease. After the merger, Henley will have only two equity holders and no longer will be required to file periodic reports with the SEC. See "Special Factors - Effects of the Merger - Effect on the Market for Henley Units" on page 13 and "- Effect of Termination of Securities Act Registration of Henley Units" on page 13.

                                INTRODUCTION

      This Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed jointly by Henley Limited Partnership, a Delaware limited partnership ("Henley"), BCLP GP, Inc., a Delaware corporation, the general partner of Henley and 1% stockholder of HenleyCo (the "General Partner" or "BCLP GP"), HenleyCo, Inc., a Delaware corporation ("HenleyCo"), Castle Creek Partners, L.P., a Delaware limited partnership and 99% stockholder of HenleyCo ("Castle Creek"), Castle Creek Partners GP, Inc. ("Castle Creek GP"), a Delaware corporation and the general partner of Castle Creek. This Transaction Statement also is filed by Mr. Paul E. Gaston; however, Mr. Gaston does not concede, by virtue of having filed this Transaction Statement, that he is or should be deemed to be engaged in a Rule 13e-3 transaction in an individual capacity, or in any manner other than through his interest in Henley and Castle Creek and their respective general partners. Henley, BCLP GP, HenleyCo, Castle Creek, Castle Creek GP and Mr. Paul E. Gaston are collectively referred to as the "Filing Persons" in this Transaction Statement.

The Parties

      Henley Limited Partnership

      Henley is the issuer of units representing limited partnership interests, the class of equity security that is the subject of this Transaction Statement. Henley is also a filing person for the purposes of this Transaction Statement. Its principal executive office is located at 140 Wood Road, Suite 410, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      BCLP GP, Inc.

      BCLP GP was formed in 1998 and is a corporation formed under the laws of the State of Delaware. BCLP GP's principal business is to act as the general partner of Henley. Mr. Paul E. Gaston is the sole stockholder of BCLP GP. BCLP GP's principal executive office is located at 140 Wood Road, Suite 410, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      Castle Creek Partners, L.P.

      Castle Creek was formed in 1998 and is a limited partnership formed under the laws of the State of Delaware. Castle Creek holds a 51.6867% limited partnership interest in Henley Holdings L.P. ("Henley Holdings"), which owns a 99.999% limited partnership interest in Henley Limited Partnership III ("Henley III"), formerly Celtics Basketball L.P., which before December 31, 2002 owned and operated the Boston Celtics basketball team. Castle Creek's principal asset is its interest in the net proceeds from the sale of the Boston Celtics basketball team through its ownership interest in Henley Holdings and Henley. The limited partners of Castle Creek are Roundhill Partners, L.P. (of which the general partners are Mr. Paul E. Gaston and Draycott, Inc., of which Mr. Paul E. Gaston is the only stockholder, officer and director) and Henley Corporation (of which Mr. Paul
E. Gaston is the majority stockholder). The general partner of Castle Creek is Castle Creek GP, which is wholly owned by Henley II, Inc. (formerly Celtics,

Inc.), which is wholly owned by Walcott Partners, L.P. The general partners of Walcott Partners, L.P. are Mr. Paul E. Gaston and Draycott,
Inc., of which Mr. Gaston is the only stockholder, officer and director.
In addition, Walcott Partners, L.P. owns a majority of a partnership that holds a 98.5% interest in Castle Creek. Castle Creek's principal executive office is located at 140 Wood Road, Suite 410, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      Castle Creek Partners GP, Inc.

      Castle Creek GP was formed in 1998 and is a corporation formed under the laws of the State of Delaware. Castle Creek GP's principal business is to act as the general partner of Castle Creek. Castle Creek GP is wholly owned by Henley II, Inc., which is wholly owned by Walcott Partners, L.P. The general partners of Walcott Partners, L.P. are Mr. Paul E. Gaston and Draycott, Inc., of which Mr. Gaston is the only stockholder, officer and director. Castle Creek GP's principal executive office is located at 140 Wood Road, Suite 410, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      HenleyCo, Inc.

      HenleyCo is a newly organized corporation, organized under the laws of the State of Delaware. HenleyCo was formed for the sole purpose of merging with and into Henley in the Merger. Castle Creek and BCLP GP hold ninety-nine (99%) and one percent (1%), respectively, of the equity interests of HenleyCo. HenleyCo's principal executive office is located at 140 Wood Road, Suite 410, Braintree, Massachusetts 02184 and its telephone number at that address is (781) 930-3015.

      Paul E. Gaston

      Mr. Paul E. Gaston is an individual whose principal business office is located at Post Office Box 4840, 270 Greenwich Avenue, 2nd Floor, Greenwich, CT 06831-4840. The telephone number at that address is (203) 422-0465. Any reference to management of Henley or BCLP GP appearing herein refers exclusively to Mr. Gaston.

The Merger

      Pursuant to an Agreement and Plan of Merger, dated ________ __, 2003 (the "Merger Agreement"), among Henley, Castle Creek, BCLP GP and HenleyCo, HenleyCo will merge with and into Henley (the "Merger"), with Henley surviving. In the Merger, each outstanding unit representing limited partnership interests of Henley that are held by unitholders other than Castle Creek ("Unaffiliated Unitholders") will be cancelled and automatically converted into the nontransferable contractual right to receive the merger consideration, consisting of an initial payment of $27.00 in cash, without interest (the "Initial Merger Consideration"), and potential future payments consisting of a proportionate portion of the segregated net assets of Henley, if any, that remain after satisfying or providing for all obligations relating to or arising out of Henley's pre-Merger business operations, as described in the Merger Agreement (the "Residual Consideration"). The Initial Merger Consideration and the Residual Consideration are referred to collectively in this Transaction Statement as the "Merger Consideration."

      Neither Castle Creek nor BCLP GP will receive any Merger Consideration in exchange for their Henley interests. Each outstanding unit representing limited partnership interests of Henley that is held by Castle Creek before the Merger will be cancelled in the Merger. Castle Creek's equity interest in HenleyCo will be converted in the Merger into a limited partnership interest in Henley with the result that Castle Creek is the sole limited partner of Henley as the surviving entity of the Merger. BCLP GP's general partnership interest in Henley will be cancelled in the Merger and BCLP GP's equity interest in HenleyCo will be converted into a general partnership interest in Henley, with the result that BCLP GP is the sole general partner of Henley as the surviving entity of the Merger. As a result, after the Merger Castle Creek will be the sole limited partner of Henley and BCLP GP will be the general partner.

      The Merger does not require approval of Henley unitholders. This Transaction Statement will be disseminated to Henley unitholders, along with financial information, in compliance with the requirements of the Securities Exchange Act of 1934.

      This Transaction Statement reflects the redemption of the 6% Subordinated Debentures due 2038 (the "Debentures") of Henley Limited Partnership II ("Henley II"), a 99%-owned subsidiary of Henley, on February 15, 2003.

      References in this Transaction Statement to the equity ownership of Henley encompass both the 99% equity interest of the Henley limited partners, represented by of all of the outstanding Henley units, and the 1% equity interest of BCLP GP. As a result, holders of a specified percentage of outstanding Henley units will hold a slightly lower percentage of Henley's outstanding equity. As an example, 1% of the outstanding Henley units represents 0.99% of the outstanding Henley equity.

      This Transaction Statement and the documents incorporated by reference include forward-looking statements. Statements that are not of historical fact are forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding intent, belief or current expectations, including statements about the impact of the Merger and post-Merger strategies and statements about potential future payments of Residual Consideration. Some of the forward-looking statements in this Transaction Statement can be identified by the use of forward-looking terms such as "believes," "intends," "expects," "may," "will," "estimates," "should," "could," "would," "anticipates," "plans" or other comparable terms. Such forward-looking statements involve risks and uncertainties and other factors which may cause the actual results, performance or achievements of Henley to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, among others, the ultimate amount of taxes and expenses relating to the sale of the Boston Celtics basketball team and the Merger; the costs and expenses of redeeming the Debentures and the amount of associated losses and tax benefit; the nature and amount of accounts payable, liabilities, expenses, claims and contingencies of Henley and its subsidiaries; actual earnings and expenses of Henley and its subsidiaries; general economic conditions and interest rate levels; the timing and nature of any requisite regulatory approvals relating to the Merger; and changed expectations, intentions and strategies regarding the future. All forward-looking statements in this Transaction Statement are qualified by these cautionary statements and are made only as of the date of this Transaction

Statement. Henley does not undertake any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                               SPECIAL FACTORS

Purposes of the Merger

      Henley Limited Partnership (formerly Boston Celtics Limited Partnership) was formed in 1998 for the purpose of indirectly holding the Boston Celtics basketball team, and was a successor to the entity formed in 1986 to hold the basketball team. Historically, Henley's sole operating asset was its indirect interest in the Boston Celtics basketball team. On December 31, 2002, Boston Championship Basketball, LLC, paid Henley III , Henley's 48.3% indirect subsidiary, an aggregate amount of $360 million in cash consideration for the assets of the Boston Celtics basketball team (of which $50 million was used to pay outstanding bank borrowings of Henley
III) and assumed all other liabilities relating to the team. For additional information about the impact of the sale of the basketball team on Henley's financial condition and results of operation, see "-Effects of the Merger - Effect of the Merger on Henley," and Henley's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 14, 2003 (the "Form 10-Q").

      As a result of the sale of the Boston Celtics, Henley is no longer able to pursue the business purpose for which it was formed and in which unitholders invested. Additionally, because Henley no longer conducts an operating business, under applicable exchange rules, Henley units are expected to be delisted from both the New York Stock Exchange ("NYSE") and the Boston Stock Exchange ("BSE") (whether or not the Merger is consummated), leaving unitholders with no ability to trade their units on an established public market and substantially diminished liquidity.

      Because the purpose for maintaining Henley no longer exists, and in light of the anticipated illiquidity of Henley units, BCLP GP seeks to distribute net assets to holders of Henley units, while paying or providing for expenses and liabilities relating to Henley's pre-Merger business operations. The Merger has been structured as the most effective and efficient alternative to liquidating Henley, which would require an 80% vote of unitholders under Henley's limited partnership agreement and has been determined to be expensive and impracticable.

      The purposes of the Merger for each of the Filing Persons are to:

            * provide value and liquidity to Unaffiliated Unitholders by paying them, in one or more cash payments, their proportionate share of the net assets of Henley (including Henley's share of the net proceeds of the sale of the Boston Celtics basketball team), after payment of, or provision for, taxes, expenses, liabilities, claims and contingencies (including obligations under existing compensatory and incentive arrangements); and

            * eliminate the burdens and expenses associated with being a public company.

Alternatives to the Merger

      Management of Henley and the board of BCLP GP initially considered liquidating Henley as a method of distributing the net assets of Henley to its unitholders and eliminating the burdens and expenses of being a public company. This course of action was rejected based on the terms of Henley's limited partnership agreement, under which liquidation requires the affirmative approval of 80% or more of the outstanding Henley units.
Henley units are widely held by a large number of small holders. As of January 23, 2003, Henley units were held by over 57,000 holders of record, with nearly 52,000 holders owning ten or fewer units. At least an additional 10,000 holders hold Henley units in street name. As a result, management of Henley believes that unitholder approval to liquidate Henley would be expensive and difficult, if not impossible, to secure.

      Henley management and the board of BCLP GP also considered making a tender offer for the outstanding Henley units as a potential strategy for distributing payments to unitholders and eliminating public company obligations. Based on the widely held nature of the Henley units and the low response to a prior tender offer for Henley units in 1999, Henley management and the board concluded that a tender offer was not likely to result in the tender of a significant portion of the outstanding Henley units, leaving Henley as a public company. In addition, the expense of conducting a tender offer and the expenses and burdens of continuing as a public company would reduce the amount of assets available for remaining unitholders. Management and the board did not believe that the sale of the Boston Celtics basketball team would materially impact either the cost of conducting a tender offer or the possible success of a tender offer. Management and the board therefore determined that a tender offer was neither an effective nor an efficient means of achieving its goals.

      A reverse split in combination with a tender offer also was explored as an alternative method of making payments to unitholders and reducing the number of unitholders. After analyzing the likely result of a tender offer and various reverse split ratios, management concluded that a tender offer followed by a reverse split would be more cumbersome, less efficient and more expensive than the Merger. Because there are at least an estimated 5,000 registered holders who hold more than ten units and an additional 10,000 book entry holders, Henley's ability to eliminate all holders would be less certain with a reverse split, potentially requiring successive reverse splits. In addition, incurring the expense of both a tender offer and a reverse split would reduce the amount of assets available for the unitholders.

      Another alternative considered was a distribution of assets to individual unitholders, either alone or in combination with a merger, tender offer or reverse split. A distribution, without any other transaction, would succeed in transferring assets to individual unitholders, but would not eliminate public reporting obligations. Additionally, as compared to the Merger, which would result in capital gain to unitholders, a distribution would constitute dividend income, making a distribution less advantageous to unitholders from a tax perspective.

      Unlike other alternatives, the Merger is expected to result in tax efficiencies that would benefit Unaffiliated Unitholders by favorably impacting the amount of net assets of Henley and, thus, the amount of Residual Consideration, if any, payable to Unaffiliated Unitholders. Specifically, by not paying Merger Consideration to Castle Creek and BCLP GP, Henley anticipates it will save an estimated $9 million in tax liability relating to distributions to Henley by its subsidiaries in excess of Henley's basis in the subsidiaries. See "- Reasons for the Merger." Also unlike other alternatives, the structure of the Merger benefits Castle Creek and BCLP GP because not receiving Merger Consideration will not trigger any tax on their portion of the gain relating to their equity interest in Henley; however, the structure of the Merger also exposes Castle Creek and BCLP GP to additional liability because, as sole equity holders of Henley, they will bear all of the risk that the Residual Consideration Assets will be insufficient to satisfy all of the expenses and liabilities for which they are being held. See "- Effects of the Merger - Effect of the Merger on Castle Creek and BCLP GP."

      If Henley is unable to complete the Merger, Henley management and the board of BCLP GP expect to consider a variety of alternative strategies that involve the investment or use of Henley assets, rather than strategies intended to distribute assets. Among the alternatives likely to be considered if the Merger is not consummated are investing Henley's assets in an operating business or in real estate or oil and gas ventures or, alternatively, registering as an investment company under the Investment Company Act of 1940 (the "40 Act").

      If the Merger is not consummated and Henley pursues an alternative involving investment rather than distribution of its assets, Unaffiliated Unitholders will continue to hold their Henley units. Under these circumstances, Henley units are not likely to be traded on a public market, but Henley will continue to incur the costs associated with being a public company. The costs of continuing as a public company, including the direct and indirect costs of complying with SEC requirements, the related burdens imposed on management and the expense of maintaining a large number of small unitholder accounts, may result in consideration of a reverse split to reduce the number of unitholders sufficiently to change Henley's status from a public to a private company.

Reasons for the Merger

      The Filing Persons considered the following factors to be the reasons for the Merger:

      * In view of the sale of the Boston Celtics basketball team, Henley no longer is able to pursue the business purpose for which it was formed and in which unitholders invested; the Filing Persons therefore believe that the Merger is advisable so that Unaffiliated Unitholders can receive their proportionate interest in Henley assets (including net proceeds from the sale of the Boston Celtics basketball team) rather than remaining as equity holders of assets that are fundamentally different from those that Henley and its predecessors were formed to own;

      * The Filing Persons believe that the Merger is the quickest and most cost-effective way to provide value and liquidity (in the form of cash) to Unaffiliated Unitholders, particularly given the practical difficulty of effecting a liquidation and the ineffectiveness and inefficiencies of a tender offer, a tender offer followed by a reverse split or a distribution of assets;

      * As a result of the Merger, the expense associated with being a public company with publicly-traded securities will be eliminated, saving up to an estimated

         $500,000 annually, which will favorably impact the aggregate amount of net assets of Henley and, accordingly, will favorably impact the amount of Merger Consideration paid to Unaffiliated Unitholders; and

      * Structuring the Merger so that neither Castle Creek nor BCLP GP will be paid any Merger Consideration is expected to result in tax efficiencies that would benefit Unaffiliated Unitholders by favorably impacting the amount of net assets of Henley and, thus, the amount of Residual Consideration, if any, payable to Unaffiliated Unitholders. A portion of Henley's consolidated assets are held by Henley II. Henley does not have sufficient assets to pay Merger Consideration to Castle Creek and BCLP GP along with all Unaffiliated Unitholders. If Castle Creek and BCLP GP were to be paid Merger Consideration along with all Unaffiliated Unitholders, Henley II would be required to make distributions to Henley in excess of Henley's basis in Henley II, causing Henley to recognize taxable gain to the extent of the excess. Management estimates that the taxable event could result in estimated tax liability to Henley of approximately $9 million. Structuring the Merger so that neither Castle Creek nor BCLP GP is paid Merger Consideration will eliminate the need for Henley II to make such distributions and will avoid or minimize the taxable event, potentially resulting in an estimated $9 million in additional Residual Consideration Assets potentially available for distribution (74.2% of which (representing the Unaffiliated Unitholders' proportionate share) will benefit the Unaffiliated Unitholders).

      The Filing Persons seek to consummate the Merger as soon as possible in order to distribute to Unaffiliated Unitholders as Merger Consideration their proportionate share of Henley's net assets, including Henley's portion of the net proceeds of the sale of the Boston Celtics basketball team, and to realize the benefits, as discussed above, of the Merger. The price of Henley units as traded on the NYSE was not a factor in the timing of the Filing Persons' decision to propose or approve the Merger; rather, the timing of the Merger relates to the desire of the Filing Persons to distribute Henley's net assets as soon as possible following the sale of the Boston Celtics basketball team (while providing for taxes, expenses, liabilities, claims and contingencies).

Effects of the Merger

      Effect on the Market for Henley Units

      After the Merger, all of the equity of Henley will be held by Castle Creek as sole limited partner and BCLP GP as sole general partner. Henley contemplates that approximately one week before the Merger, trading of the units on the NYSE and the BSE will cease. Henley will issue a press release giving advance notice of the delisting. There will be no trading or market for the Henley units, whether on the NYSE or BSE or otherwise.

      Effect of Termination of Securities Exchange Act Registration of Henley Units

      Henley units currently are registered under the Securities Exchange Act (the "Exchange Act"), which requires, among other things, that Henley file periodic and other reports with the

SEC. Upon consummation of the Merger, Henley will have only two equity holders, and the Henley units will become eligible for termination of registration under the Exchange Act. Henley intends to deregister the units under the Exchange Act as soon as practicable after the Merger is completed.

      Termination of the registration of the units under the Exchange Act will affect Henley by substantially reducing the information required to be furnished by Henley to its unitholders and to the SEC, allowing Henley to save up to an estimated $500,000 in annual expenses relating to public company obligations, and by making certain provisions of the Exchange Act inapplicable to Henley, such as the obligation to file reports under the Exchange Act, the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the proxy rules, the tender offer rules and the requirements of Rule 13e-3 with respect to going-private transactions.

      Termination of Exchange Act registration will affect the Unaffiliated Unitholders by eliminating public availability of information about the post-Merger operation of Henley, including post-Merger expenses and liabilities and the use and distribution of funds.

      Termination of Exchange Act registration will affect Castle Creek by eliminating Castle Creek's obligation to file public reports under Section 13(d) of the Exchange Act relating to its beneficial ownership of Henley units, and by eliminating the applicability to Castle Creek of the short-swing profit prohibitions of Section 16(b) of the Exchange Act.

      Effect of the Merger on Henley

      The Merger will result in a change in Henley's ownership structure; instead of being held by over 57,000 holders of record, Henley's equity will be entirely held after the Merger by Castle Creek and BCLP GP, which both are beneficially owned by Paul E. Gaston or entities controlled by Mr. Gaston. As a result, Henley's status as a public company will terminate. See "-Effect of Termination of Securities Exchange Act Registration of Henley Units." The Merger also will result ultimately in the distribution to Unaffiliated Unitholders of all of Henley's net assets except for the Post-Merger Cash (as defined below) and a portion of the Residual Consideration Assets (as defined below) that is proportionate to Castle Creek's and BCLP GP's equity interests in Henley. A more detailed discussion of the specific effects of the Merger on Henley follows.

      Immediately after the Merger, but before payment of any Merger Consideration, Henley's consolidated assets will consist of:

            * cash or cash equivalents in an amount equal to the Initial Merger Consideration (the product of $27.00 times the number of Henley units formerly held by Unaffiliated Unitholders, or approximately $54,706,428);

            * an amount equal to $27.00 for each Henley unit formerly held by Castle Creek before the Merger, or $18,292,500, plus an amount in respect of BCLP GP's 1% general partnership interest with respect to the Initial Merger Consideration, or $737,362 (collectively, the "Post-Merger Cash"); and

            * all other assets of Henley at the time of the Merger (the "Residual Consideration Assets").

      After the Merger, Henley's consolidated liabilities will consist of all of its consolidated pre-Merger liabilities, existing contractual and other obligations (including obligations under the Merger Agreement and obligations under existing compensatory and incentive arrangements with senior management), outstanding payables and existing contingent liabilities (including those relating to pending litigation disclosed in Item 3 of Henley's Annual Report on Form 10-K for the year ended June 30, 2002, filed with the SEC on September 27, 2002 (the "Form 10-K")).

      The Residual Consideration Assets along with earnings thereon (which will be included in the Residual Consideration Assets) will be segregated from the Post-Merger Cash. Henley intends to invest the Residual Consideration Assets principally in loan participations and other securities with maturities generally ranging up to four years. Henley does not plan to either trade or actively manage the Residual Consideration Assets. The aggregate amount of Residual Consideration Assets will be held for the payment of, or provision for, taxes, expenses, liabilities, claims and contingencies relating to (i) Henley's pre-Merger operations, (ii) the transactions contemplated by the Merger Agreement (including the Merger), and (iii) the Residual Consideration Assets (collectively, the "Residual Liabilities").

      Residual Liabilities are expected to include: tax obligations relating to the prior operations and sale of the Boston Celtics basketball team and the possible distribution of certain assets to Henley; expenses relating to redemption of the Debentures (including trustee-related expenses that are expected to exceed $400,000); expenses relating to the Merger (including paying agent-related expenses that are expected to exceed $600,000); expenses relating to winding down Henley's pre-Merger operations; expenses relating to Henley's status as a public company until the consummation of the Merger and in connection with terminating Exchange Act registration; expenses relating to existing litigation; on-going operational costs, such as the cost of preparing tax returns and the cost of responding to investor inquiries; obligations under existing compensatory and incentive arrangements with senior management; and provision for secondary liabilities relating to basketball team-related pension plans. Additional Residual Liabilities could include expenses or liabilities that currently are unknown or unanticipated. Any newly-instituted litigation, for instance, will result in additional expenditures that would reduce the amount of Residual Consideration Assets. Henley's federal tax returns from July 1998 continue to be subject to review by the Internal Revenue Service, and the Residual Consideration Assets could be impacted either positively or negatively as a result of any income tax audit. The amount of Residual Consideration Assets also will be dependent upon the ultimate realization of the tax efficiencies relating to the Merger, described in this Transaction Statement. (As of the date of this Transaction Statement, some of the Residual Liabilities have been paid or provided for.)

      Additionally, if Henley were to elect to be treated as an "S corporation" under the Internal Revenue Code before the Residual Consideration is paid, the Residual Liabilities also will include an amount equal to the corporate tax that the net income attributable to the Residual Consideration Assets would produce if Henley were a taxable entity. Like any other entity that is taxed as a corporation with limited ownership, Henley might in the future desire to have its equityholders taxed directly on Henley's income to avoid double taxation. Henley does not currently qualify for S corporation status. Henley would have to substantially restructure its ownership entities to achieve S corporation status. There is no current intent for Henley to become an S corporation and it is impossible to predict the likelihood of any such election. Even if some time in the future Henley were to qualify for and elect S corporation status, the amount of the tax burden on the Unaffiliated Unitholders would not be increased because of such election.

      Expenses will be allocated between the Residual Consideration Assets and the Post-Merger Cash based on the nature and source of the expense. Expenses that relate to Henley's pre-Merger operations, the Merger or the Residual Consideration Assets will be paid out of the Residual Consideration Assets, and expenses that relate to the Post-Merger Cash or investments made with Post-Merger Cash will be paid out of the Post-Merger Cash.

      Once the Residual Liabilities are paid, provided for or otherwise discharged out of the Residual Consideration Assets, the balance (the "Remaining Residual Consideration Assets"), if any, will be paid to Unaffiliated Unitholders as Residual Consideration in direct proportion to their pre-Merger equity interest in Henley. As an example, an Unaffiliated Unitholder that held a 1% equity interest in Henley immediately before the Merger will receive 1% of the Remaining Residual Consideration Assets as Residual Consideration. The timing of any Residual Consideration payments will be in the discretion of BCLP GP and is expected to be based upon BCLP GP's consideration of Residual Liabilities and applicable statutes of limitation. Because the final amount of Residual Liabilities presently is unknown, the amount and timing of any payment of Residual Consideration cannot be determined at this time, nor can the likelihood of any Residual Consideration payment be predicted. BCLP GP currently anticipates that Residual Consideration payments, if any, will likely be made no earlier than early 2007, following the expiration of applicable statutes of limitations.

      Based on its current analysis and assessment of expected Residual Liabilities, the general partner of Henley estimates that aggregate future payments of Merger Consideration in addition to the initial payment of $27.00 per unit could range from no future payment at all to $8.00 per unit. This range is based on the maximum anticipated aggregate amount of Residual Consideration Assets of approximately $20.2 million, consisting of $11.2 million in cash available for post-February 28, 2003 accounts payable, liabilities, expenses, claims and contingencies, plus an estimated additional $9 million potentially available for distribution as a result of the tax efficiencies that could result from not paying Merger Consideration to Castle Creek or BCLP GP. See "-Reasons for the Merger."

      The following table sets forth Henley's available cash at February 28, 2003:


Cash and investments                                                         $132,870,000

Less cash obligations to be paid after February 28, 2003:

  Provision for payment of anticipated tax obligations                        (39,766,000)

  Payment of outstanding accounts payable, other current liabilities
   and accrued compensation as of February 28, 2003                            (8,176,000)
                                                                             ------------

Net cash and investments available for distribution                            84,928,000

Proposed distribution of Initial Merger Consideration (equal to $27.00
 per outstanding unit held by Unaffiliated Unitholders)                       (54,706,000)

Post-Merger Cash (equal to $27.00 per outstanding unit held by Castle
 Creek (or $18,293,000) plus an amount in respect of BCLP GP's one
 percent general partnership interest in Henley ($737,000))                   (19,030,000)

Cash available for post-February 28, 2003 accounts payable, liabilities,
 expenses, claims and contingencies                                          $ 11,192,000
                                                                             ------------

Anticipated tax obligations may be an estimated $9 million less than $39,766,000 as a result of not paying Merger Consideration to Castle Creek and BCLP GP.

      Residual Consideration will not be paid to Castle Creek or BCLP GP; however, a portion of the Remaining Residual Consideration Assets that is directly proportionate to Castle Creek's and BCLP GP's pre-Merger equity interests in Henley, respectively, will remain in Henley after payment of the Residual Consideration to Unaffiliated Unitholders, if any. Because Castle Creek holds approximately 25.1% of the outstanding Henley units (equal to approximately 24.8% of the equity of Henley) and BCLP GP holds a 1% general partnership interest in Henley, approximately 25.8% of the Remaining Residual Consideration Assets will continue to be assets of Henley after payment of the Residual Consideration.

      Payment of the Initial Merger Consideration and the Residual Consideration, if any, will satisfy Henley's obligation to pay Merger Consideration under the Merger Agreement. Neither the Post-Merger Cash nor the 25.8% of the Remaining Residual Consideration Assets that are retained in Henley after payment of the Residual Consideration will be subject to any payment obligation on the part of Henley in connection with the Merger. Henley therefore will have the ability to hold or invest in its discretion
- entirely for the benefit of Castle Creek and BCLP GP, its sole equity holders - the Post-Merger Cash and, after payment of Residual Consideration, if any, the retained 25.8% of the Remaining Residual Consideration Assets. Alternatively, some or all of the Post-Merger Cash and the 25.8% of the Remaining Residual Consideration Assets may be distributed to Castle Creek and BCLP GP.

      Effect of the Merger on the Unaffiliated Unitholders

      The Henley units held by Unaffiliated Unitholders will be converted in the Merger into the nontransferable contractual right to receive the Merger Consideration. (See "-Effect of the Merger on Henley" for a more detailed description of the payment of Merger Consideration.) All other incidents of ownership of Henley units, including the right to vote on certain partnership decisions and all of the risks and benefits of decreases or increases in the value of Henley units or payment of distributions which may result from any changes in the future growth and value of Henley (other than, in each case, the right to Residual Consideration), will be extinguished in the Merger. As a result of the Merger and the termination of registration of the units under the Exchange Act, Henley will no longer be required to furnish Unaffiliated Unitholders information regarding the operation of Henley. See "-Effect of Termination of Securities Exchange Act Registration of Henley Units." In addition, Unaffiliated Unitholders may realize a taxable gain as a result of the Merger. See "Certain Federal Income Tax Consequences of the Merger." In summary, if the Merger is completed, Unaffiliated Unitholders will have a nontransferable right to receive Merger Consideration, but will have no ongoing rights as owners of limited partnership units of Henley, nor any rights to receive information with respect to Henley's post-Merger operations, including information about post-Merger expenses and liabilities and the use and distribution of funds.

      To receive Merger Consideration, Unaffiliated Unitholders must complete the enclosed letter of transmittal and return it along with required documentation as directed. If your interest in Henley is represented by a certificate, you must return your certificate, with necessary endorsements, with the letter of transmittal. If the certificate representing your Henley units has been lost, stolen or destroyed, see Instruction __ to the letter of transmittal.

      Effect of the Merger on Paul E. Gaston

      Mr. Paul E. Gaston will not receive any consideration or benefit in the Merger outside of his interests as the beneficial owner of Castle Creek and BCLP GP. Through BCLP GP and Castle Creek, Mr. Gaston beneficially holds an ownership interest in Henley of approximately 25.8% of the outstanding equity of Henley with a proportionate interest in the net assets, net book value and net earnings of Henley, which, based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002, equals approximately $49.1 million, $24.6 million and $36.9 million, respectively. After the Merger, Mr. Gaston will control
100% of the outstanding equity of Henley. As a result, Mr. Gaston will control a 100% interest in the net assets, net book value and net earnings of Henley, which based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002, would equal approximately $190.5 million, $95.2 million and $143.2 million, respectively, subject to Henley's obligation under the Merger Agreement to pay Merger Consideration, including approximately $54.7 million in Initial Merger Consideration and Residual Consideration, if any.

      Net asset, net book value and net earnings information of Henley and Mr. Gaston's related interest in Henley as set forth above should be considered along with the more detailed information regarding Henley's financial condition and operations contained in the Form 10-Q, and the information regarding Henley's available cash set forth above under the caption "-Effect of the Merger on Henley." Among other things, the net asset, net book value and net earnings information set forth above does not reflect:

            * Henley's obligation to pay Initial Merger Consideration of approximately $54.7 million and Residual Consideration, if any;

            * approximately $56.1 million paid to redeem the Debentures in February 2003, of which approximately $19.2 million was recognized as expense in February 2003;

            * approximately $30.0 million paid in state and federal income taxes in March 2003; or

            * anticipated Residual Liabilities, described above, see "-Effect of the Merger on Henley."


Additionally, the net asset, net book value and net earnings information set forth above is based on historical financial information as of or for the period ended December 31, 2002. As a result of the sale of the Boston Celtics basketball team, Henley's financial statements for post-December 31, 2002 periods will differ significantly from its financial statements for historical pre-December 31, 2002 periods. For example, because Henley no longer has any interest in an operating business, Henley no longer has any operating income and Henley's results of operations no longer will reflect income from basketball operations. For this reason, December 31, 2002 net assets, net book value and net earnings information is not indicative of Henley's post-December 31, 2002 net assets, net book value or net earnings, and information regarding Mr. Gaston's post-Merger interest in Henley's net assets, net book value and net earnings based on December 31, 2002 information will not necessarily be indicative of Mr. Gaston's actual post-Merger interest in Henley's net assets, net book value or net earnings.

      Effect of the Merger on Castle Creek and BCLP GP

      Castle Creek and BCLP GP are 100% beneficially owned by Paul E.
Gaston or entities controlled by Mr. Gaston. Castle Creek beneficially owns approximately 25.1% of outstanding Henley units, with a proportionate interest in the net assets, net book value and net earnings of Henley, equal to approximately $47.8 million, $23.9 million and $35.9 million, respectively (based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002). After the Merger, Castle Creek will be Henley's sole limited partner, holding 99% of the outstanding equity of Henley after the Merger. As a result, after the Merger, Castle Creek will have a 99% interest in the net assets, net book value and net earnings of Henley, which based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002, would equal approximately $188.6 million, $94.2 million and $141.8 million, respectively, subject to Henley's obligation under the Merger Agreement to pay Merger Consideration, including approximately
$54.7 million in Initial Merger Consideration and Residual Consideration, if any. At December 31, 2002, Henley had partners' capital of approximately $95.2 million, and for the six months ended December 31, 2002, Henley had net income of approximately $143.2 million, or $51.03 per unit.


      Net asset, net book value, net earnings, partners' capital and net income information of Henley and Castle Creek's and BCLP GP's related interest in Henley as set forth above should be considered along with the more detailed information regarding Henley's financial condition and operations contained in the Form 10-Q, and the information regarding Henley's available cash set forth above under the caption "-Effect of the Merger on Henley." Among other things, the net asset, net book value, net earnings, partners' capital and net income information set forth above does not reflect:

            * Henley's obligation to pay Initial Merger Consideration of approximately $54.7 million and Residual Consideration, if any;

            * approximately $56.1 million paid to redeem the Debentures in February 2003, of which approximately $19.2 million was recognized as expense in February 2003;

            * approximately $30.0 million paid in state and federal income taxes in March 2003; or

            * anticipated Residual Liabilities, described above, see "-Effect of the Merger on Henley."


Additionally, the financial information set forth in this section, "-Effect of the Merger on Castle Creek and BCLP GP" is based on historical financial information as of or for the period ended December 31, 2002. As described more fully above, as a result of the sale of the Boston Celtics basketball team, Henley's financial statements for post-December 31, 2002 periods will differ significantly from its financial statements for historical pre-December 31, 2002 periods. For this reason, information regarding Castle Creek's and BCLP GP's post-Merger interests in Henley's net assets, net book value and net earnings based on December 31, 2002 information will not necessarily be indicative of their actual post-Merger interests in Henley's net assets, net book value or net earnings.

      BCLP GP holds a 1% general partnership interest in Henley, with a proportionate interest in the net assets, net book value and net earnings of Henley, equal to approximately $1.9 million, $952,000 and $1.4 million, respectively (based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002). BCLP GP's general partnership interest in Henley will be cancelled in the Merger and BCLP GP's 1% equity interest in HenleyCo will be converted in the Merger to a 1% general partnership interest in Henley as the surviving entity after the Merger. As a result, BCLP GP will have a 1% interest in the net assets, net book value and net earnings of Henley, which based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002 would equal approximately $1.9 million, $952,000 and $1.4 million, respectively, subject to Henley's obligation under the Merger Agreement to pay Merger Consideration, including Residual Consideration, if any. This net asset, net book value and net earnings information does not reflect the payments and obligations set forth in the paragraph above.

      Because Castle Creek will not receive any Merger Consideration with respect to its Henley units, the Merger will not be a taxable transaction for federal income tax purposes for Castle Creek, and unlike Unaffiliated Unitholders, Castle Creek will not have any federal tax liability with respect to the Merger.

      Because Castle Creek will be the sole holder of Henley limited partnership interests after the Merger, and BCLP GP will be the sole general partner of Henley after the Merger, Castle Creek and BCLP GP together will have complete control over Henley and over Henley's assets, subject to Henley's liabilities. As the sole equity holders of Henley after the Merger, Castle Creek and BCLP GP will receive the benefit of any future increases in the value of Henley (other than those relating to the Residual Consideration Assets, which will benefit all pre-Merger Henley unitholders in proportion to their Henley equity interests).

      Castle Creek and BCLP GP also will bear the risk of any decrease in the value of Henley. To the extent that Henley's post-Merger taxes, expenses, liabilities, claims and contingencies exceed the amount of Residual Consideration Assets, such amounts will be paid from remaining assets of Henley, and Castle Creek and BCLP GP, as sole equity owners of Henley after the Merger, will bear all of the resulting decrease in value of Henley.

      After the Merger, Henley units will not be traded on any public market; therefore, Castle Creek's limited partnership interest in Henley after the Merger will be illiquid.

      Effect of the Merger on Castle Creek GP

      Castle Creek GP will not receive any consideration or benefit in the Merger, outside of its indirect interests in Henley as the general partner of Castle Creek. Through Castle Creek, Castle Creek GP beneficially holds an ownership interest in Henley of approximately 25.8% of the outstanding equity of Henley with a proportionate interest in the net assets, net book value and net earnings of Henley, equal to approximately $49.1 million, $24.6 million and $36.9 million, respectively (based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002). After the Merger, Castle Creek GP will indirectly beneficially own 99% of the outstanding equity of Henley. As a result, Castle Creek GP will indirectly beneficially own a 99% interest in the net assets, net book value and net earnings of Henley, which based on Henley's financial condition and results of operations at or for the six-month period ended December 31, 2002 would equal approximately $188.6 million, $94.2 million and $141.8 million, respectively, subject to Henley's obligation under the Merger Agreement to pay Merger Consideration, including Residual Consideration, if any.

      Net asset, net book value and net earnings information of Henley as set forth above should be considered along with the more detailed information regarding Henley's financial condition and operations contained in the Form 10-Q, and the information regarding Henley's available cash set forth above under the caption "-Effect of the Merger on Henley." Among other things, the net asset, net book value, net earnings, partners' capital and net income information set forth above does not reflect:

            * Henley's obligation to pay Initial Merger Consideration of approximately $54.7 million and Residual Consideration, if any;

            * approximately $56.1 million paid to redeem the Debentures in February 2003, of which approximately $19.2 million was recognized as expense in February 2003;

            * approximately $30.0 million paid in state and federal income taxes in March 2003; or

            * anticipated Residual Liabilities, described above, see "-Effect of the Merger on Henley."

Additionally, the financial information set forth in this section, "-Effect of the Merger on Castle Creek GP" is based on historical financial information as of or for the period ended December 31, 2002. As described more fully above, as a result of the sale of the Boston Celtics basketball team, Henley's financial statements for post-December 31, 2002 periods will differ significantly from its financial statements for historical pre-December 31, 2002 periods. For this reason, information regarding Castle Creek GP's post-Merger interest in Henley's net assets, net book value and net earnings based on December 31, 2002 information will not necessarily be indicative of Castle Creek GP's actual post-Merger interest in Henley's net assets, net book value or net earnings.

      Effect of the Merger on HenleyCo

      HenleyCo is a newly organized corporation, formed for the sole purpose of merging with and into Henley in the Merger. At the effective time of the Merger, HenleyCo will merge with and into Henley, with Henley as the surviving entity and the separate corporate existence of HenleyCo will cease.

Benefits and Detriments

      Benefits and Detriments to Castle Creek and BCLP GP

      Castle Creek and BCLP GP will not receive any Merger Consideration in exchange for their Henley interests. After the Merger, they will be the sole equity holders of Henley, and will have complete control over Henley and its assets, subject to Henley's obligation to pay Merger Consideration. Also as sole equity holders of Henley after the Merger, Castle Creek and BCLP GP will be the sole beneficiaries of the Post-Merger Cash and, after payment of the Residual Consideration, if any, the retained 25.8% of the Remaining Residual Consideration Assets (amounts equal to Castle Creek's and BCLP GP's respective proportionate pre-Merger interests in Henley's net assets). Unlike Unaffiliated Unitholders, Castle Creek will not have any federal income tax liability with respect to its Henley units as a result of the Merger. Similarly, although BCLP GP does not hold any units, BCLP GP will not have any federal income tax liability with respect to the treatment of its general partnership interest in the Merger. By not paying Merger Consideration to Castle Creek and BCLP GP, Henley expects to save an estimated $9 million in tax liability relating to distributions to Henley by its subsidiaries in excess of Henley's basis in the subsidiaries, resulting in an additional estimated $9 million in Residual Consideration Assets. See "- Reasons for the Merger." (Should Henley make any distributions to Castle Creek and BCLP GP in the future, Castle Creek and BCLP GP could be taxed at that time.)

      In addition to these benefits, Castle Creek and BCLP GP will also bear certain risks and detriments. Unlike Unaffiliated Unitholders, who will receive liquidity in the form of cash Merger Consideration, Castle Creek's and BCLP GP's interest in Henley will be illiquid (although BCLP GP could, in its discretion, cause Henley to make distributions). Additionally, Castle Creek and BCLP GP will bear all of the risk that Henley's post-Merger taxes, expenses, liabilities, claims and contingencies may exceed the amount of Residual Consideration Assets. See also "- Effects of the Merger" - "Effect of the Merger on Castle Creek and BCLP GP."

      Benefits and Detriments to Paul E. Gaston and Castle Creek GP

      Paul E. Gaston and Castle Creek GP will not receive any Merger Consideration. After the Merger, as a result of Mr. Gaston's beneficial ownership of BCLP GP and Castle Creek, Mr. Gaston will beneficially own 100% of the equity interest in Henley, and will have complete control over Henley and its assets, subject to Henley's obligation to pay Merger Consideration. After the Merger, as a result of its general partnership interest in Castle Creek, Castle Creek will beneficially own 99% of the equity interest in Henley and will have control over Henley as the general partner of Castle Creek (the sole limited partner of Henley). Also as a result of Mr. Gaston's and Castle Creek GP's beneficial ownership interest in Henley, they will have a beneficial ownership interest of 100% and 99%, respectively, of the Post-Merger Cash and, after payment of the Residual Consideration, if any, the retained 25.8% of the Remaining Residual Consideration Assets (amounts equal to Castle Creek's and BCLP GP's respective proportionate pre-Merger interests in Henley's net assets).

      In addition to these benefits, Mr. Gaston and Castle Creek GP will indirectly bear certain risks and detriments. Unlike Unaffiliated Unitholders, who will receive liquidity in the form of cash Merger Consideration, Mr. Gaston's and Castle Creek GP's indirect interest in Henley will be illiquid (although BCLP GP could, in its discretion, cause Henley to make distributions). Additionally, Mr. Gaston and Castle Creek GP will bear the risk that Henley's post-Merger taxes, expenses, liabilities, claims and contingencies may exceed the amount of Residual Consideration Assets. See also "- Effects of the Merger - "Effect of the Merger on Castle Creek and BCLP GP" and "- Effect of the Merger on Paul E. Gaston."

      Benefits and Detriments to Henley and HenleyCo

      After the Merger, Henley will be eligible to terminate its registration under the Securities Exchange Act and suspend its SEC reporting obligations, thereby saving up to an estimated $500,000 in annual related costs and expenses. Henley has and will continue to incur expenses in effecting the Merger and in discharging or providing for taxes, expenses, liabilities, claims and contingencies. Anticipated expenses and obligations include tax obligations relating to the prior operations and sale of the Boston Celtics basketball team and the distribution of certain assets to Henley; expenses relating to redemption of the Debentures (including trustee-related expenses that are expected to exceed $400,000); expenses relating to the Merger (including paying agent-related expenses that are expected to exceed $600,000); expenses relating to winding down Henley's pre-Merger operations; expenses relating to Henley's status as a public company until the consummation of the Merger and in connection with terminating Exchange Act registration; expenses relating to existing litigation; on-going operational costs, such as the cost of preparing tax returns; obligations under existing compensatory and incentive arrangements with senior management; and provision for secondary liabilities relating to basketball team-related pension plans. (As of the date of this Transaction Statement, some of these expenses and obligations have been paid or provided for.)

      At the effective time of the Merger, HenleyCo will merge with and into Henley, and the separate corporate existence of HenleyCo will cease.

      Benefits and Detriments to Unaffiliated Unitholders

      In light of the sale of the Boston Celtics basketball team and the fact that the purpose for which Henley and its predecessors were formed no longer exists, the Merger will benefit Unaffiliated Unitholders by giving them liquidity (without the payment of brokerage fees or commissions) in the form of cash Merger Consideration that represents their proportionate interest in Henley's net assets and a premium over market price just before the announcement of the sale of the Boston Celtics basketball team. (The Initial Merger Consideration represents a premium of approximately 155% over the $10.60 per unit closing price on September 26, 2002, the last full trading day before the announcement of the sale of the basketball team.) Additionally, after the Merger is completed, Unaffiliated Unitholders will not bear any of the risk that Henley's taxes, expenses, liabilities, claims and contingencies exceed the amount of the Residual Consideration Assets.

      Depending on the amount of any Residual Consideration paid, if any, the Merger may be a detriment to Unaffiliated Unitholders who acquired their units after the announcement of the sale of the basketball team, as the Initial Merger Consideration represents a discount of approximately 1.44% from the $27.39 average per unit closing price for the period after the announcement of the sale of the basketball team and before announcement of the Merger. Unaffiliated Unitholders do not have the right to vote on the Merger and will not have dissenters' appraisal rights in connection with the Merger. Unaffiliated Unitholders may recognize a taxable gain as a result of receiving Merger Consideration. After the Merger, Unaffiliated Unitholders no longer will hold an equity interest in Henley and will not have any incidents of ownership of Henley units, including the right to vote on certain partnership decisions or any of the risks or benefits of decreases or increases in the value of Henley units. In addition, after the Merger, Unaffiliated Unitholders no longer will have access to public information regarding the post-Merger operation of Henley, including post-Merger expenses and liabilities and the use and distribution of funds.

Effects of Not Consummating the Merger

      The board of directors of BCLP GP has made no determination as to the direction or business strategy of Henley should the Merger not be consummated. Liquidation of Henley has been determined not to be practicable due to the 80% unitholder vote requirement, and alternative strategies may be expensive and are not likely to be effective in distributing assets to all public holders and eliminating public company obligations. Accordingly, if the Merger does not occur, the board of BCLP GP currently expects that it will consider a variety of alternative strategies, including investing Henley's assets in an operating business, in real estate or oil and gas ventures or, alternatively, either registering as an investment company under the 40 Act or investing its assets in cash or instruments that do not constitute "securities" under the 40 Act. These alternative strategies may not result in any distributions to unitholders. Another possibility is for the board to pursue action in the Delaware courts to obtain a declaratory judgment permitting Henley to liquidate without an 80% unitholder vote. The outcome of any such action cannot be predicted, however, and pursuing such action could be expensive and time-consuming.

      If the Merger is not consummated, the significance of the costs of continuing as a public company, including up to an estimated $500,000 in annual direct costs plus additional indirect costs, the related burdens imposed on management and the expense of maintaining a large number of small unitholder accounts, may result in consideration of a reverse split to reduce the number of unitholders sufficiently to change Henley's status from a public to a private company. Whether or not the Merger is consummated, management of Henley expects that the NYSE will initiate proceedings to delist the Henley units because the NYSE typically does not maintain listings for securities issued by companies, like Henley, that do not have on-going business operations. The BSE is likely to take similar action. Under these circumstances, management does not expect that Henley units would be eligible for trading on Nasdaq or any other established securities market.
As a result, if the Merger is not consummated, Henley units are expected to be illiquid and Unaffiliated Unitholders could face significant difficulty in selling or trading Henley units.

Fairness of the Merger

      Position of HenleyCo, BCLP GP and Castle Creek GP as to
       Fairness of the Merger

      Based on a careful review of the facts and circumstances relating to the Merger and consideration of alternatives to the Merger, the boards of directors of HenleyCo, BCLP GP and Castle Creek GP (the "Boards"), believe that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, are substantively and procedurally fair to the Unaffiliated Unitholders. The Boards each unanimously concluded that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, were substantively and procedurally fair to the Unaffiliated Unitholders. No director of HenleyCo, BCLP GP or Castle Creek GP dissented to or abstained from voting on the Merger.

      In concluding that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, were substantively fair to the Unaffiliated Unitholders, the Boards considered a number of factors, including, but not limited to the following:

      * the financial condition, assets, business and prospects of Henley; in particular, the fact that, as a result of the sale of the Boston Celtics basketball team, Henley currently does not have any on-going operating business;

      * the terms and conditions of the Merger Agreement, including the Initial Merger Consideration and Residual Consideration, if any, payable to Unaffiliated Unitholders;

      * that the amount of each of the Initial Merger Consideration and the Residual Consideration, if any, will be exactly proportionate to the equity interests in Henley held by Unaffiliated
         Unitholders immediately before the Merger;

      * that the Merger Consideration in the aggregate will convey to each Unaffiliated Unitholder such unitholder's proportionate interest in all of the net assets of Henley;

      * that the assets of Henley that are not subject to payment as Merger Consideration will consist of Castle Creek's and BCLP GP's respective proportionate shares of the net assets of Henley in exact proportion to their pre-Merger equity interests in Henley;

      * the expected delisting of Henley units from the NYSE and BSE and the expected inability of Henley to qualify its units for listing on Nasdaq or any other established public market, resulting in the absence of a public trading market for Henley units and potential inability of Henley unitholders to sell their units;

      * that many Unaffiliated Unitholders originally invested in Henley in order to own an indirect interest in the Boston Celtics basketball team, and with the sale of the team, the reason for their investment in Henley no longer exists;

      * the impracticality of securing, and the expense of attempting to secure, the requisite Henley unitholder approval to permit a liquidation, and the expense of alternatives to the Merger and their ineffectiveness in achieving management's goals of providing liquidity and value to Unaffiliated Unitholders and eliminating the costs and burdens of public company status;

      * the adverse impact on Unaffiliated Unitholders if the Merger is not consummated, including the possibility of pursuing a business strategy that would not result in any distributions to unitholders, the illiquidity of the units and the continuing costs of public company status;

      * that BCLP GP's 1% general partnership interest in Henley will be cancelled in the Merger, and BCLP GP's 1% equity interest in HenleyCo will be converted in the Merger into a 1% general partnership interest in Henley as the surviving entity;

      * that the Unaffiliated Unitholders will not bear the risk that Henley's post-Merger taxes, expenses, liabilities, claims and contingencies might exceed the amount of Residual Consideration Assets;

      * that by paying the Initial Merger Consideration and the Residual Consideration, if any, in cash, the Merger will provide Unaffiliated Unitholders with a level of liquidity currently unavailable in the marketplace; in particular, the fact that between September 26, 2001 and September 26, 2002, the day immediately preceding the announcement of the sale of the Boston Celtics basketball team, the trading volume of the Henley units exceeded 5,000 units on only 17 days and the average trading volume during such period was approximately 2,015 units per day; and that for the period after the announcement of the sale of the basketball team and prior to the announcement of this Merger transaction, the trading volume of the Henley units exceeded 5,000 units on only 16 days and the average trading volume during such period was approximately 5,164 units per day. Due to the small trading volume of the units, it is reasonable to assume that any effort by a Henley unitholder to dispose of a significant number of units would adversely affect the market price;

      * that the $27.00 amount of Initial Merger Consideration is based on an analysis of Henley's available cash at December 31, 2002, cash obligations to be paid after December 31, 2002, anticipated taxes, expenses, liabilities, claims and contingencies and a reserve for unanticipated expenses, liabilities, claims and contingencies;

      * that the Initial Merger Consideration represents a premium of approximately 155% over the $10.60 per unit closing price on September 26, 2002, the last full trading day before the public announcement by Henley of the signing of the agreement to sell the Boston Celtics basketball team; that during the six months preceding the public announcement of the sale, the Initial Merger Consideration represented a premium over the per unit closing price ranging from approximately 69% when the units traded at $16.00 per unit on May 22, 2002, to approximately 170%, when the units traded at $10.01 per unit on September 23, 2002; and that Unaffiliated Unitholders may receive Residual Consideration in addition to the Initial Merger Consideration;

      * that the Merger will provide liquidity in the form of cash with lower associated transaction costs than other potential transactions, which will benefit, in particular, many
         Unaffiliated Unitholders who hold a small number of Henley units and have found that the cost of trading their unit or units exceeded the value of the units; and

      * that BCLP GP's goal in determining the respective amounts of Initial Merger Consideration and Residual Consideration Assets was to cause Henley to distribute as expeditiously as possible to Unaffiliated Unitholders as large a portion of Henley's assets as was deemed reasonable and prudent in BCLP GP's good faith judgment; and that the respective amounts of Initial Merger Consideration and Residual Consideration Assets were based on management's and BCLP GP's good faith analysis (which was expressly adopted by each of the Boards) of:

            * Henley's existing liabilities and contingent liabilities, including pending litigation, expenses associated with redeeming the Debentures and effecting the Merger, and obligations under existing compensatory and incentive arrangements;

            * anticipated taxes, expenses, liabilities, claims and contingencies relating to the sale of the Boston Celtics, Henley's pre-Merger operations and otherwise; and

            * contingent liabilities and potential contingent liabilities and a reasonable reserve for related expenditures and liabilities.

      In reaching their conclusions, the Boards did not consider net book value, going concern value or liquidation value in evaluating the advisability of the Merger because payment of the Merger Consideration will result in the proportionate payment to Unaffiliated Unitholders of the net assets of Henley exactly in proportion to the unitholder's pre-Merger interest in Henley. Specifically, each Unaffiliated Unitholder will receive:

      * a proportionate share of the Initial Merger Consideration in the form of a $27.00 cash payment for each unit held immediately before the Merger, and

      * a proportionate share of the Residual Consideration, if any, in the form of a cash payment in proportion to the unitholder's pre-Merger equity interest in Henley.

As a result, for example, an Unaffiliated Unitholder with a 1% equity interest in Henley will receive aggregate Merger Consideration equal to 1% of the aggregate net assets of Henley. Thus, after all Merger Consideration is paid, each Unaffiliated Unitholder will have received a proportionate interest in all of Henley's net assets, whatever the aggregate amount of those net assets may be. Whatever the ultimate amount of Henley's net assets, those net assets will be distributed to Unaffiliated Unitholders proportionately based upon each unitholder's pre-Merger equity interest in Henley. For these reasons, the Boards did not consider the net book value, going concern value or liquidation value of Henley in evaluating the Merger.

      In addition, because the Merger Consideration consists of the proportionate payment to Unaffiliated Unitholders of the aggregate net assets of Henley exactly in proportion to each unitholder's pre-Merger interest in Henley, the Boards did not give any consideration to the fact that the respective amounts of Initial Merger Consideration and Residual Consideration Assets were not determined by an independent third-party. The purpose of the Merger is to serve as an alternative to liquidation and to distribute Henley's pre-Merger net assets - whatever their value - in proportion to each unitholder's pre-Merger equity ownership.

      In concluding that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, are substantively fair to the Unaffiliated Unitholders, the Boards also considered the fact that the Initial Merger Consideration represents a discount of approximately 1.44% to the $27.39 average per unit closing price for the period after the announcement of the sale of the basketball team and before announcement of the Merger. In light of the relatively low volume of trading during that period and the small difference between the $27.00 amount of Initial Merger Consideration and the $27.39 average per unit closing price, and in light of the other factors considered by the Boards as reflected above, the Boards did not view this discount as a determinative factor.

      In concluding that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, are procedurally fair to the Unaffiliated Unitholders, the Boards considered a number of factors, including, but not limited to the following:

      * that the Merger is being effected in accordance with all applicable requirements of Delaware law and Henley's partnership agreement;

      * that the board of directors of BCLP GP, including each of the independent directors, determined that the Merger and the terms and provisions of the Merger Agreement, are advisable, fair to and in the best interest of Henley and its unitholders;

      * that management and the board of directors of BCLP GP considered and rejected a number of alternatives to the Merger, each of which was determined to be impractical, more expensive than the Merger or ineffective in achieving management's goals of providing liquidity and value to Unaffiliated Unitholders as soon as possible and eliminating the costs and burdens of public company status; and

      * that because the Merger is structured to distribute Henley's net assets to Unaffiliated Unitholders exactly in proportion to their pre-Merger equity interests, and because the interest of Castle Creek, BCLP GP and Paul E. Gaston in Henley's net assets after the Merger will be exactly proportionate to their respective pre-Merger equity interests (and could be less if Henley's post-Merger taxes, expenses, liabilities, claims and contingencies exceed the amount of Residual Consideration Assets), no further procedural protections were necessary.

      The Boards also considered the following potentially negative factors, which are not listed in any relative order of importance, in concluding that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, are procedurally fair to the Unaffiliated Unitholders:

      * the interests of Castle Creek, Castle Creek GP, BCLP GP, HenleyCo and Paul E. Gaston in the Merger are different from the interests of Unaffiliated Unitholders and may create actual or potential conflicts of interest in connection with the Merger as disclosed herein;

      * the Merger does not require approval by Henley unitholders or by Unaffiliated Unitholders;

      *  Unaffiliated Unitholders are not entitled to appraisal rights;

      * BCLP GP's board of directors did not establish a special committee to represent the interests of Unaffiliated Unitholders; and

      * BCLP GP did not retain an independent adviser to either provide a fairness opinion or to assist with valuations.

      After having given these additional factors due consideration, each of the Boards concluded that because the Merger Consideration consists of the proportionate payment to Unaffiliated Unitholders of the aggregate net assets of Henley exactly in proportion to each unitholder's pre-Merger interest in Henley, and all of the assets of Henley will be distributed none of these factors, alone or in the aggregate, is significant enough to outweigh the factors that they have considered which support their belief that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, are substantively and procedurally fair to the Unaffiliated Unitholders.

      In making a determination as to the substantive and procedural fairness of the Merger to Unaffiliated Unitholders, each of the Boards gave full consideration to, and conducted an overall analysis of, all of the factors discussed above. Given the number and wide variety of factors considered, the Boards did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Rather, they based their respective conclusions on the totality of the information presented to and considered by them, except that particular consideration was placed on the absence of practicable alternatives to the Merger; the benefits of the Merger to Unaffiliated Unitholders, including providing value and liquidity to Unaffiliated Unitholders; the adverse impact on Unaffiliated Unitholders of not consummating the Merger; and the structure of the Merger Consideration providing for the payment to Unaffiliated Unitholders of a proportionate share of the net assets of Henley based upon their pre-Merger equity ownership of Henley.

      The foregoing discussion of the factors considered by each of the Boards is not meant to be exhaustive, but includes all material factors considered by them to support their respective decisions that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, were substantively and procedurally fair to the Unaffiliated Unitholders.

      Position of Henley and Castle Creek as to Fairness of the Merger

      Based on their beliefs as to the reasonableness of the conclusions and analyses of the Boards as described above, Henley and Castle Creek concur with and expressly adopt the conclusions and analyses of the Boards and agree that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, are substantively and procedurally fair to the Unaffiliated Unitholders.

      Position of Paul E. Gaston as to Fairness of the Merger

      Paul E. Gaston, as a member of each of the Boards participated in the above-described deliberations of the Boards. Based on his beliefs as to the reasonableness of the conclusions and analyses of the Boards as described above, Mr. Gaston concurs with and expressly adopts the conclusions and analyses of the Boards and agrees that the Merger and the terms and provisions of the Merger Agreement, including the Merger Consideration to be paid to Unaffiliated Unitholders, are substantively and procedurally fair to the Unaffiliated Unitholders.

Reports, Opinions, Appraisals And Negotiations

      Because payment of the Merger Consideration will effect the proportionate distribution to Unaffiliated Unitholders of the net assets of Henley, based entirely on each Unaffiliated Unitholder's pre-Merger equity ownership of Henley, the Filing Persons did not engage any third parties to perform any financial analysis of, or to prepare any reports, opinions or appraisals concerning, the Merger or value of the Henley units. As described under the caption "-Fairness of the Merger - Position of HenleyCo, BCLP GP and Castle Creek GP as to Fairness of the Merger," after all Merger Consideration is paid, each Unaffiliated Unitholder will have received a proportionate interest in Henley's aggregate net assets, whatever the aggregate amount of those net assets may be. Thus, an Unaffiliated Unitholder with a 1% equity interest in Henley will receive aggregate Merger Consideration equal to 1% of the aggregate net assets of Henley. Whatever the ultimate amount of Henley's net assets, those net assets will be distributed to

Unaffiliated Unitholders proportionately based upon each unitholder's pre-Merger equity interest in Henley. Accordingly, the Filing Persons have not received any report, opinion or appraisal from an outside party relating to the Merger or the Merger Consideration.

      During January 2003, following the sale of the Boston Celtics basketball team, members of management and the Board discussed informally the Merger and alternatives to the Merger. After consideration of the factors described above and consultation with outside legal counsel, management recommended the Merger as the most efficient and effective means of (i) providing value and liquidity to investors in light of the fact that the purpose for maintaining Henley no longer existed, and (ii) eliminating the burdens and expenses of being a public company. On February 7, 2003, at a meeting attended by all members of the Board, including Paul E. Gaston and each of the directors who are not employees of Henley, which includes Don F. Gaston, Paula B. Gaston, John B. Marsh, III, Tedmund W. Pryor and David A. Splaine, after reviewing related materials and information, considering the factors described above and consulting with outside legal counsel, the Board unanimously approved the Merger.

Certain Federal Income Tax Consequences of the Merger

      The following is a general summary of the material U.S. federal income tax consequences of the Merger to Henley unitholders. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Transaction Statement. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code (for example, life insurance companies, dealers in securities and other taxpayers subject to the mark-to-market rules and foreign persons) and does not address any aspect of state, local, foreign or other taxation. This discussion applies to individuals who are citizens or residents of the United States ("U.S. unitholders) and who use the cash method of accounting.

      The receipt of cash by a unitholder pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. For U.S. federal income tax purposes, the payment of cash in the Merger is treated as a sale or exchange.

      The discussion below addresses the availability to unitholders of the installment method of reporting the Merger Consideration. We encourage each unitholder to consult with a tax adviser as to the appropriate method of reporting Merger Consideration.

      The cash payments made to a unitholder pursuant to the Merger will be subject to U.S. federal backup withholding unless the unitholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

      EACH BENEFICIAL OWNER OF UNITS IS URGED TO CONSULT WITH A TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL

OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

      Availability of the Installment Method
      --------------------------------------

      Pursuant to the Installment Sales Revision Act of 1980 (the "Act"), income from an "installment sale" generally may be reported under the "installment method." With limited exceptions not relevant to U.S. unitholders, an installment sale is any disposition of property where at least one payment is to be received after the close of the taxable year in which the disposition occurs. Since the Residual Consideration, if any, is not expected to be received until more than one year following the payment of Initial Merger Consideration, a U.S. unitholder's conversion of units pursuant to the Merger will qualify as an installment sale.

      Installment method reporting is not permitted, however, with respect to a sale of stock or securities that are "traded on an established securities market". As indicated above, the units will be delisted prior to the effective date of the Merger. Therefore, it appears that the units should not be considered traded on an established securities market. The Internal Revenue Service ("IRS") may disagree with this conclusion, however, since the units presently are traded on an established securities market and will continue to be so traded until shortly before the Merger. Therefore, although we consider it to be likely that U.S. unitholders will be permitted to report under the installment method, there can be no assurance that the IRS or a court would agree with this conclusion.

      In addition, a U.S. unitholder who does not wish to report under the installment method may make an irrevocable election, on his timely-filed income tax return for the year of disposition, to have the installment sale rules described herein not apply to such disposition of units..

      We urge any U.S. unitholder who wishes to elect out of installment method reporting to consult his own tax advisor as to the proper manner, and the advantages and disadvantages, of making the election.

      Except as otherwise expressly indicated below, the discussion below is premised on the assumption that U.S. unitholders will report their dispositions of units pursuant to the Merger under the installment method. The principal U.S. federal income tax consequences of electing out of installment method treatment are discussed under a separate heading below.

      Reporting Under the Installment Method
      --------------------------------------

      In general, a taxpayer recognizes gain or loss upon a disposition of property in an amount equal to the difference between the "amount realized" (that is, the consideration for the property) and the taxpayer's adjusted tax basis in the property. This basic rule is modified in the case of a taxpayer reporting gain from a disposition under the installment method. The installment method does not apply to a taxpayer who recognizes a loss.

      If a taxpayer reports gain from a disposition under the installment method, the amount of gain recognized for any taxable year is equal to the product of (i) the amount received in that taxable year and (ii) the "gross profit ratio." The gross profit ratio is a fraction the numerator of which is the "gross profit" on the disposition and the denominator of which is the total "contract price." The gross profit on the disposition is the excess of the total "contract price" over the taxpayer's adjusted tax basis in the property. The contract price is equal to the selling price.

      Special rules apply in the case of a contingent payment sale, since it otherwise would not be possible to determine the gross profit ratio. Where there is a maximum total contract price, the gross profit ratio initially is determined as if the total contract price were the maximum total contract price possible, that is, by assuming that all contingencies will be resolved in such a manner as to maximize the total contract price. If an event subsequently occurs that causes a reduction in the maximum total contract price, the gross profit ratio is recomputed with respect to payments received in or after the year in which such event occurs.

      Because Henley estimates that the maximum amount of Residual Consideration is $8 per unit, for purposes of applying the installment method described above, a U.S. unitholder's gross profit ratio will be determined as if the total contract price were equal to the sum of the payment of Initial Merger Consideration and maximum Residual Consideration. If it is ultimately determined that no Residual Consideration will be paid, or that the maximum Residual Consideration will be less than $8 per unit, then the gross profit ratio of a U.S. unitholder disposing of units pursuant to the Merger will be recomputed; any excess income inclusions for prior years will be allowed as a capital loss. Such capital loss will be long term if the U.S. unitholder's holding period for the units disposed of pursuant to the Merger is more than one year. The deductibility of capital losses is subject to limitations.

      Subject to the discussion of imputed interest below, all income recognized by a U.S. unitholder upon the disposition of units under the installment method described above will be capital gain. Such capital gain will be long-term capital gain if the U.S. unitholder's holding period for the units disposed of in the Merger exceeds one year. Long-term capital gains are subject to U.S. federal income tax at maximum rate of 20%.

      Reporting Other than Under the Installment Method
      -------------------------------------------------

      As noted above, a U.S. unitholder may elect not to report his gain from the Merger under the installment method.

      Under the cash method of accounting, all items that constitute gross income (whether in the form of cash, property or services) are included in income for the taxable year in which actually or constructively received. If a purchaser's obligation to make future payments (referred to as an "installment obligation") is considered property for U.S. federal income tax purposes, then a cash method taxpayer must include the fair market value of that installment obligation in the amount realized in the year of the disposition.

      The Treasury regulations provide that, in the case of a taxpayer who elects out of installment method reporting, the receipt of the right to receive residual consideration shall be treated as a receipt of property. This rule is consistent with certain legislative history to the Act. Therefore, the Treasury regulations would require a U.S. unitholder who elects out of the installment method to include in the amount realized the sum of the amount of the payment of

Initial Merger Consideration and the fair market value of the right to Residual Consideration ("Right").

      Pursuant to the Treasury regulations, a U.S. unitholder would recognize capital gain or loss for the year of the conversion equal to the difference between the amount realized (as determined above) and the U.S. unitholder's adjusted tax basis in the units. The difference between the amount (if any) of the Residual Consideration ultimately received by the U.S. unitholder and the fair market value ascribed to the Right would be treated as capital gain or loss. As noted above, long-term capital gains are subject to U.S. federal income tax at maximum rate of 20%. A U.S. unitholder's holding period for the Right will begin on the day following the date on which the Right is acquired.

      The Treasury regulations provide that the fair market value of the Residual Consideration may be ascertained from, and in no event shall be considered less than, the fair market value of the property sold (reduced by any other consideration received in the sale). Therefore, the fair market value of the Right should be considered not less than the value of such units as of the effective date of the Merger, reduced by the amount of the payment of Initial Merger Consideration. Although the units will be delisted prior to the conversion, their fair market value should nevertheless be considered ascertainable. Therefore, the Rights should be considered to have an ascertainable value as well.

      The fair market value of a Right is a factual issue. We urge each U.S. unitholder to consult his own financial advisor as to the fair market value of the Right to which he will be entitled pursuant to the Merger.

      As noted above, the Treasury regulations provide that an installment obligation shall be treated as property. It is not clear, however, that this provision of the Treasury regulations is valid. Under the case law and administrative guidance in effect prior to the Act, a nontransferable obligation such as a Right received by a U.S. unitholder pursuant to the Merger might well not be treated as property for U.S. federal income tax purposes. Notwithstanding the legislative history and Treasury regulations to the contrary, it is not clear that the Act modified this aspect of prior law.

      If the Treasury regulation described above were considered invalid, and if the Rights were considered not to constitute "property" for U.S. federal income tax purposes, then a U.S. unitholder might be permitted to report the conversion under the "open transaction" method. If the open transaction method applies to the conversion, then a U.S. unitholder would not be required to take the Right into account in computing his amount realized for the year of the conversion.

      Under the open transaction method, a U.S. unitholder would recognize capital gain in the year of the Exchange only to the extent, if any, that the payment of Initial Merger Consideration exceeds the U.S. unitholder's adjusted tax basis in the units; a U.S. unitholder would not recognize any loss in the year of the Exchange. A U.S. unitholder that received Residual Consideration in a subsequent year would treat the amount of the Residual Consideration as additional amount realized and would recognize any additional capital gain only in the year of receipt. If a U.S. unitholder's adjusted tax basis in the units surrendered in the Exchange ultimately exceeded the total amount realized by the U.S. unitholder, such excess would be allowed as a capital loss.

      You should be aware that the courts generally accord substantial deference to Treasury regulations. In addition, a taxpayer who takes a position contrary to Treasury regulations is required to make a special disclosure on his U.S. federal income tax return. We urge each U.S. unitholder to consult his own tax advisor as to the validity of the Treasury regulations, and as to the applicable disclosure requirements, before attempting to report gain from the conversion under the open transaction method.

      Imputed Interest
      ----------------

      Section 483 of the Internal Revenue Code of 1986, as amended (the "Tax Code") provides for the imputation of interest in the case of certain dispositions of property involving deferred payments.

      Section 483 generally applies to any payment on account of the sale or exchange of property that is due more than six months after the date of the sale or exchange under a contract pursuant to which some or all of the payments are due more than one year after the date of the sale or exchange, unless (i) the contract provides for adequate stated interest or (ii) the sales price cannot exceed $3,000.

      Pursuant to the Merger, U.S. unitholders will receive the Right to Residual Consideration, which will be paid (if at all) more than one year following the effective date of the Merger. No stated interest will be paid on any Deferred Payments. Therefore, the Residual Consideration should be subject to Section 483, except in the case where the sum of the payment of Initial Merger Consideration and the Residual Consideration cannot exceed $3,000 (an "Excluded Sale").

      In the event that a U.S. unitholder receives residual consideration (other than with respect to an Excluded Sale), the amount of such residual consideration will be bifurcated into a principal component and an interest component. The interest component is based on a published interest rate (the "applicable federal rate" or "AFR") based on prevailing interest rates and payment dates as of the effective date of the conversion. The AFR for the month of March 2003 is 3.24%, compounded annually.

      If a U.S. unitholder reports gain from his disposition of units under the installment method and receives Residual Consideration, the portion of the Residual Consideration that is recharacterized as interest pursuant to
Section 483 will not be taken into account as part of the total "contract price" in applying the installment sale rules described above. The portion of the Residual Consideration treated as interest will be taxable as ordinary interest income to the U.S. unitholder.

Appraisal Rights

      Holders of Henley units will not have appraisal rights in connection with the Merger, either under the Delaware Revised Uniform Limited Partnership Act or under the Henley limited partnership agreement. Applicable law does not provide for any similar rights.

Voting Requirements

      The general partner of Henley has approved the merger. In accordance with the terms of Henley's limited partnership agreement, because Henley is the surviving entity in the merger, approval of the holders of Henley limited partnership units is not required.

Accounting Treatment

      The Merger will be accounted for using the purchase method of accounting; however, as HenleyCo will have only nominal assets before the Merger, the accounting treatment of the Merger is not material.

                            FINANCIAL INFORMATION

      The audited consolidated financial statements of Henley for the fiscal years ended June 30, 2002 and June 30, 2001 are incorporated herein by reference to such financial statements contained in the Form 10-K, and Henley's unaudited consolidated financial statements for the periods ended December 31, 2002 are incorporated herein by reference to such financial statements contained in the Form 10-Q.

      Henley's ratio of earnings to fixed charges for each of the periods indicated, and Henley's book value per unit at the end of each of the period indicated, are as follows:


                                           At or for the         At or for the
                                            Year Ended         Six Months Ended
                                              June 30             December 31
                                       --------------------    -----------------

                                         2002        2001        2002      2001
                                         ----        ----        ----      ----

Ratio of Earnings to Fixed Charges*       2.05        0.38      154.56      0.32
Book Value per Outstanding Unit        $(17.22)    $(18.84)    $ 33.82    $19.39

* The ratio of earnings to fixed charges is computed by dividing fixed charges into pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense.

                         PRICE RANGE OF COMMON STOCK

      Henley units are traded on the NYSE and the BSE under the symbol "HYN". The following table sets forth the high and low sales prices per unit on the NYSE for the period indicated.


                                                 Sales Price
                                            --------------------
Period                                       High          Low
------                                       ----          ---

Year Ending June 30, 2003
  First Quarter                              $11.850     $10.000
  Second Quarter                              29.500      25.000
  Third Quarter (through March 18, 2003)       29.55       27.35

Year Ended June 30, 2002
  First Quarter                              $ 9.800     $ 8.800
  Second Quarter                              11.150       9.350
  Third Quarter                               11.400      10.700
  Fourth Quarter                              16.100      11.000

Year Ended June 30, 2001
  First Quarter                             $10.2500    $ 8.6875
  Second Quarter                              9.5625      7.1250
  Third Quarter                              12.1100      7.5625
  Fourth Quarter                             10.0500      8.8500

      On September 26, 2002, the last full trading day before the public announcement of the sale of the Boston Celtics basketball team, the per unit closing price on the NYSE was $10.60. On February 13, 2003, the last full trading day before the public announcement of the Merger, the per unit closing sale price on the NYSE was $28.12. On March 18, 2003, the per unit closing sale price on the NYSE was $29.35.

                                  DIVIDENDS

      No dividends have been paid to unitholders during the past two years. Distributions may be declared from time to time in the sole discretion of the general partner of Henley.

                            CERTAIN TRANSACTIONS

      The arrangements and payments disclosed in Item 11 of the Form 10-K under the caption "The Partnership," are incorporated herein by reference.

      Henley has an arrangement with Richard G. Pond, Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of Henley and Henley III, providing for Mr. Pond's continued employment by Henley at his current salary of $500,000 per annum. Mr. Pond is an at-will employee of Henley and does not have an employment agreement. In recognition of past services rendered by Mr. Pond, Henley III has an arrangement providing for a $1.5 million bonus to be paid to Mr. Pond concurrently with the payment of the Initial Merger Consideration.

                     WHERE YOU CAN FIND MORE INFORMATION

      The Company is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith is required to file reports, and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this information may also be obtained by mail from the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-732-0330. Reports, and other information that Henley has filed electronically with the SEC can be viewed at the SEC's web site at http://www.sec.gov.

                            TRANSACTION STATEMENT

Item 1.     Summary Term Sheet
Regulation M-A Item 1001

      The information set forth in the section above captioned "Summary Term Sheet" is incorporated herein by reference.

Item 2.     Subject Company Information.

Regulation M-A Item 1002

      (a) Name and Address: The information set forth in the section above captioned "Introduction - Henley Limited Partnership" is incorporated herein by reference.

      (b) Securities: The exact title of the class of equity securities subject to this Transaction Statement is Units Representing Limited Partnership Interests of Henley. As of the date of this Transaction Statement, there were 2,703,664 units outstanding.

      (c) Trading Market and Price: The information set forth in the section above captioned "Price Range of Common Stock" is incorporated herein by reference.

      (d) Dividends: The information set forth in the section above captioned "Dividends" is incorporated herein by reference.

      (e) Prior Public Offerings: None of the Filing Persons has made an underwritten public offering of Henley units for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

      (f) Prior Stock Purchases: None of the Filing Persons has purchased any Henley units during the past two years.

Item 3.     Identity and Background of Filing Persons.
Regulation M-A Item 1003 (a) through (c)

      Henley Limited Partnership

      (a) Name and Address: Henley is the subject company of this Transaction Statement and the information set forth in Item 2(a) is incorporated herein by reference.

      (b) Business and Background of Entity: The information set forth under the caption "General" in Items 1 and 2 of the Form 10-K is incorporated herein by reference.

      On December 31, 2002, Henley III, an indirect subsidiary of Henley, completed the sale of the Boston Celtics basketball team, the sole operating asset of Henley and its subsidiaries. Henley currently has no on-going operating business and Henley's principal asset is its interest in the net proceeds of the sale of the Boston Celtics basketball team. The general partner of Henley is BCLP GP.

      Henley has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with Henley, principal occupation, five-year employment history and citizenship of each of the executive officers of Henley, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To Henley's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      BCLP GP, Inc.

      (a) Name and Address: The information set forth in the section above captioned "Introduction - BCLP GP, Inc." is incorporated herein by reference.

      (b) Business and Background of Entities: The information set forth in the section above captioned "Introduction - BCLP GP, Inc." is incorporated herein by reference.

      BCLP GP has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with BCLP GP, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of BCLP GP, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To BCLP GP's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Castle Creek Partners, L.P.

      (a) Name and Address: The information set forth in the section above captioned "Introduction - Castle Creek Partners, L.P." is incorporated herein by reference.

      (b) Business and Background of Entities: The information set forth in the section above captioned "Introduction - Castle Creek Partners, L.P." is incorporated herein by reference.

      Castle Creek has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with Castle Creek, principal occupation, five-year employment history and citizenship of each of the executive officers of Castle Creek, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To Castle Creek's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Castle Creek Partners GP, Inc.

      (a) Name and Address: The information set forth in the section above captioned "Introduction - Castle Creek Partners GP, Inc." is incorporated herein by reference.

      (b) Business and Background of Entities: The information set forth in the section above captioned "Introduction - Castle Creek Partners GP, Inc." is incorporated herein by reference.

      (c) Business and Background of Natural Persons: The name, business address, position with Castle Creek GP, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Castle Creek GP, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.
To Castle Creek GP's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      HenleyCo, Inc.

      (a) Name and Address: The information set forth in the section above captioned "Introduction - HenleyCo, Inc." is incorporated herein by reference.

      (b) Business and Background of Entities: The information set forth in the section above captioned "Introduction - HenleyCo, Inc." is incorporated herein by reference.

      HenleyCo has not been convicted in a criminal proceeding during the past five years, or been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c) Business and Background of Natural Persons: The name, business address, position with HenleyCo, principal occupation, five-year employment history and citizenship of each director and executive officer of HenleyCo, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. To HenleyCo's knowledge, none of the persons listed in Schedule I hereto, was convicted in a criminal proceeding during the past five years, or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Paul E. Gaston

      (a) Name and Address: The information set forth in the section above captioned "Introduction - Paul E. Gaston" is incorporated herein by reference.

      (b)   Business and Background of Entities:  Not applicable.

      (c) Business and Background of Natural Persons: Mr. Gaston's position, principal occupation, five-year employment history and citizenship, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. Mr. Gaston has not been convicted in a criminal proceeding during the past five years, nor has he been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.     Terms of the Transaction.
Regulation M-A Item 1004 (a) and (c) through (f)

      (a)(1)      Tender Offer:  Not applicable.

      (a)(2)      Mergers or Similar Transactions:

      (a)(2)(i) Transaction Description: The information set forth in the sections above captioned "Summary Term Sheet - The Merger," "- Merger Consideration to Unaffiliated Unitholders," "-Merger Consideration to Castle Creek and BCLP GP," "Potential Future Payment of Residual Merger Consideration," "Introduction - The Merger" and "Special Factors - Effects of the Merger."

      (a)(2)(ii) Merger Consideration: The information set forth in the sections above captioned "Summary Term Sheet - Merger Consideration to Unaffiliated Unitholders," "Special Factors - Effect of the Merger on Unaffiliated Unitholders" and "- Effect of the Merger on Henley" and "- Effect of the Merger on Castle Creek and BCLP GP" is incorporated herein by reference.

      (a)(2)(iii) Reasons for the Transaction: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "-Alternatives to the Merger;" "-Reasons for the Merger" and "- Effects of Not Consummating the Merger" is incorporated herein by reference.

      (a)(2)(iv) Vote Required for Approval: The information set forth in the section above captioned "Special Factors - Voting Requirements" is incorporated herein by reference.

      (a)(2)(v) Differences in the Rights of Security Holders: The information set forth in the sections above captioned "Special Factors - Effects of the Merger - Effect of the Merger on Unaffiliated Unitholders" and "- Effect of the Merger on Henley" and "-Effect of the Merger on Castle Creek and BCLP GP" is incorporated herein by reference.

      (a)(2)(vi) Accounting Treatment: The information set forth in the section above captioned "Special Factors - Accounting Treatment" is incorporated herein by reference.

      (a)(2)(vii) Income Tax Consequences: The information set forth in the section above captioned "Special Factors - Certain Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

      (c) Different Terms: The information set forth in the sections above captioned "Special Factors - Effects of the Merger" and "- Benefits and Detriments".

      (d) Appraisal Rights: The information set forth in the section above captioned "Special Factors - Appraisal Rights" is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders: None of the Filing Persons intend to grant Unaffiliated Unitholders special access to Henley's records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for Unaffiliated Unitholders of Henley.

      (f)   Eligibility for Listing or Trading:  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements. Regulation M-A Item 1005 (a) through (c) and (e)

      (a)   Transactions:

      (1) Other than those transactions disclosed in Item 13 of the Form 10-K under the caption "Certain Relationships and Related Transactions," which are incorporated herein by reference, there have been no transactions that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I and (ii) Henley or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of Henley's consolidated revenues for (a) the fiscal year in which the transaction occurred or (b) with respect to the current year, the past portion of the current fiscal year.

      (2) The arrangements and payments disclosed in Item 11 of the Form 10-K under the caption "Employment and Consulting Agreements - The Partnership" and in the section above captioned "Certain Transactions" are incorporated herein by reference.

      Except as disclosed herein, or as set forth in the Form 10-K, there have been no transactions that occurred during the past two years between
(i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) any executive officer, director or affiliate of Henley that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

      (b) Significant Corporate Events: Other than as described in this Transaction Statement, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Henley or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Henley's securities, election of BCLP GP's directors or sale or other transfer of a material amount of assets of Henley.

      (c) Negotiations or Contacts: Other than as described in this Transaction Statement, including the sale of the Boston Celtics basketball team on December 31, 2002 by Henley III, pursuant to an Asset Purchase and Sale Agreement, dated as of September 27, 2002, by and between Henley III and Boston Championship Basketball, LLC (formerly known as Lake Carnegie,
LLC), an entity not affiliated with any of the Filing Persons, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of Henley or (ii) Henley or any of its affiliates and any person not affiliated with Henley who would have a direct interest in such matters. For a more detailed description of the sale of the Boston Celtics basketball team, see Henley's Current Reports on Form 8-K filed on January 8, 2003 and October 7, 2002 and the exhibits thereto, which are herein incorporated by reference.

      During the two years prior to the sale of the Boston Celtics basketball team, Henley and its affiliates received unsolicited indications of interest from a number of groups (none of whom was affiliated with any of the Filing Persons) regarding the direct or indirect sale of the Boston Celtics basketball team. In each instance contact was initiated by the prospective purchaser. Preliminary discussions with four groups, each of whom executed a confidentiality agreement, were terminated because the proposed purchase price was determined to be inadequate. In each instance, the terms of the sale of the Boston Celtics basketball team to Boston Championship Basketball, LLC were superior to the other proposals.

      (e) Agreements Involving the Subject Company's Securities: There are no agreements, arrangement, or understanding, whether or not legally enforceable, between Henley and any other person with respect to any securities of Henley.

Item 6.     Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006 (b) and (c)(1) through (8)

      (b) Use of Securities Acquired: All currently outstanding Henley units (except for Henley units held by Castle Creek) will be converted into the right to receive Merger Consideration and cancelled. Henley units currently held by Castle Creek will be cancelled in the Merger.

      (c) Plans: Except as otherwise described in this Transaction Statement, the Filing Persons have not, as of the date of this Transaction Statement, approved any specific plans or proposals for:

            * any extraordinary corporate transaction involving Henley after the completion of the Merger;

            * any sale or transfer of a material amount of assets currently held by Henley after the completion of the Merger;

            * any material change in Henley's dividend rate or policy, or indebtedness or capitalization;

            * any change in the general partner of Henley, the Board of Directors of BCLP GP, or management of Henley; or

            * any other material change in Henley's corporate structure or business.

      As described in this Transaction Statement, the Board of Directors of BCLP GP has approved:

            * the delisting of the Henley units from the NYSE and BSE at the time of the Merger;

            * the termination of the registration under Section 12(g)(4) of the Exchange Act of the Henley units after the Merger; and

            * the suspension of Henley's obligations to file reports under the Exchange Act.

Item 7.     Purposes, Alternatives, Reasons and Effects.
Regulation M-A Item 1013

      (a) Purposes: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "- Alternatives to the Merger;" "- Reasons for the Merger" and "- Effects of Not Consummating the Merger" is incorporated herein by reference.

      (b) Alternatives: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "- Alternatives to the Merger;" "- Reasons for the Merger" and "- Effects of Not Consummating the Merger" is incorporated herein by reference.

      (c) Reasons: The information set forth in the sections above captioned "Special Factors - Purposes of the Merger;" "- Alternatives to the Merger;" "- Reasons for the Merger" and "- Effects of Not Consummating the Merger"" is incorporated herein by reference.

      (d) Effects: The information set forth in the sections above captioned "Special Factors - Effects of the Merger;" "-Benefits and Detriments" and "- Certain Federal Income Tax Consequences of the Merger " is incorporated herein by reference.

Item 8.     Fairness of the Transaction.
Regulation M-A Item 1014

      (a) Fairness: The information set forth in the section above captioned "Special Factors - Fairness of the Merger" is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness: The information set forth in the section above captioned "Special Factors - Fairness of the Merger" is incorporated herein by reference.

      (c)   Approval of Security Holders:  The information set forth in
Item 4(a)(2)(iv) is incorporated herein by reference.

      (d) Unaffiliated Representative: No unaffiliated representative to act on behalf of unaffiliated security holders has been retained in connection with the Merger.

      (e) Approval of Directors: The Merger was approved unanimously by the directors of BCLP GP, including all independent, non-employee directors.

      (f)   Other Offers:  Not applicable.

Item 9.     Reports, Opinions, Appraisals and Negotiations.
Regulation M-A Item 1015

      (a) Report, Opinion or Appraisal: The Filing Persons have not received any report, opinion or appraisal from an outside party that is materially related to the Merger.

      (b) Preparer and Summary of the Report, Opinion or Appraisal: Not applicable.

      (c)   Availability of Documents:  Not applicable.

Item 10.    Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007

      (a) Source of Funds: The maximum possible aggregate consideration to be paid in connection with the Merger is $70,915,740; actual aggregate Merger Consideration may be less. The source of these funds will be assets of Henley.

      (b) Conditions: There are no material conditions to the availability of funds discussed in Item 10(a) above, nor are there any alternative financing arrangements or alternative financing plans.

      (c) Expenses: Henley will be responsible for paying all expenses in connection with the Merger.

      The following table sets forth an estimate of expenses payable by Henley in connection with the Merger:

            SEC Filing Fee                   $6,524.25
            Printing Expenses                     *
            Legal Fees and Expenses               *
            Accounting Fees and Expenses          *
            Paying Agent                          *
            Miscellaneous                         *
                                             ---------
            Total                            $    *

*     To be completed by amendment

      (d)   Borrowed Funds:  Not applicable.

Item 11.    Interest in Securities of the Subject Company.
Regulation M-A Item 1008

      (a) Securities Ownership: Details regarding the aggregate number of Henley units and percentage of Henley units that are beneficially owned by each person listed in Schedule I hereto are set out thereon and incorporated herein by reference.

      (b)   Securities Transactions:  None.

Item 12.    The Solicitation or Recommendation.
Regulation M-A Item 1012 (d) and (e)

      (d) Intent to Tender or Vote in a Going-Private Transaction: Not applicable.

      (e)   Recommendation of Others:  Not applicable.

Item 13.    Financial Statements.
Regulation M-A Item 1010 (a) through (b)

      (a) Financial Information: The information set forth in the section above captioned "Financial Information" is incorporated herein by reference.

      (b)   Pro Forma Information:  Not applicable.

      (c)   Summary Information:  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used. Regulation M-A Item 1009

      (a)   Solicitation or Recommendations:  Not applicable.

      (b) Employees and Corporate Assets: The information set forth in the section above captioned "Special Factors - Effects of the Merger - Effect of the Merger on Henley, BCLP GP and Castle Creek" is incorporated herein by reference.

Item 15.    Additional Information.
Regulation M-A Item 1011(b)

      (b)   Other Material Information:  Not applicable.

Item 16.    Exhibits.
Regulation M-A Item 1016 (a) through (d), (f) and (g)

      (a)   None.

      (b)   None.

      (c)   None.

      (d)(i) Amended and Restated Agreement of Limited Partnership of Henley Limited Partnership dated June 29, 1998 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 30, 1998 (File No. 333-50367-01)).

      (d)(ii) Agreement and Plan of Merger, among Henley Limited
Partnership, Castle Creek Partners, L.P. and HenleyCo, Inc.

      (f)   None.

      (g)   None.

                                 SIGNATURES

      After due inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  HENLEY LIMITED PARTNERSHIP
                                    By:  BCLP GP, Inc., its general partner

Dated:  March 19, 2003            By: /S/ RICHARD G. POND
                                  Name:  Richard G. Pond
                                  Title:  Executive Vice President, Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  BCLP GP, INC.

Dated:  March 19, 2003            By:  /S/ RICHARD G. POND
                                  Name:  Richard G. Pond
                                  Title:  Executive Vice President, Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  CASTLE CREEK PARTNERS, L.P.
                                    By:  Castle Creek Partners GP, Inc.,
                                          its general partner

Dated:  March 19, 2003            By:  /S/ RICHARD G. POND
                                  Name:  Richard G. Pond
                                  Title:  Executive Vice President, Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary


                                  CASTLE CREEK PARTNERS GP, INC.

Dated:  March 19, 2003            By:  /S/ RICHARD G. POND
                                  Name:  Richard G. Pond
                                  Title:  Executive Vice President, Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  HENLEYCO, INC.

Dated:  March 19, 2003            By:  /S/ RICHARD G. POND

                                  Name:  Richard G. Pond
                                  Title:  Executive Vice President, Chief
                                          Operating Officer, Chief Financial
                                          Officer, and Secretary

                                  PAUL E. GASTON, an individual

Dated:  March 19, 2003            By:  /S/ PAUL E. GASTON

                                 SCHEDULE I

                    MEMBERS OF THE BOARD OF DIRECTORS AND
                  EXECUTIVE OFFICERS OF THE FILING PERSONS

      Set forth below is the name, business address, position with the respective entity, present principal occupation or employment and five-year employment history of the directors and executive officers of each of the Filing Persons, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted. Except as otherwise indicated, each person identified below is a United States citizen. To the knowledge of the Filing Persons, none of the persons identified in this Schedule I has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has any such person been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Unless otherwise indicated below or in Item 3, the business address of each person is 140 Wood Road, Suite 410, Braintree, Massachusetts 02184 and each such person is a citizen of the United States.

Henley Limited Partnership


           Name and Position               Principal Occupation and Five-Year Employment History
           -----------------               -----------------------------------------------------

Paul E. Gaston, Chief Executive Officer    Since April 1998, Mr. Gaston has been the Chief Executive
                                           Officer of the Partnership and Henley Limited Partnership II
                                           ("Henley II"), and the Chief Executive Officer and Chairman
                                           of the Board of BCLP GP and BCLP II GP, Inc.  Since that
                                           time Mr. Gaston has also served as Chief Executive Officer of
                                           Castle Creek and Chief Executive Officer and Chairman of
                                           the Board of Castle Creek GP. Mr. Gaston has served as the
                                           Chairman of the Board and Chief Executive Officer of
                                           HenleyCo since its formation in February 2003.  He has also been Chairman of the Board of Henley II, Inc. (formerly
                                           Celtics, Inc.) since December 1992 and a Director since
                                           September 1992.  Mr. Gaston has been Chairman of the Board of Henley Corporation, the general partner of Henley III,
                                           since September 1993.  Upon its formation in November
                                           1992, he became Managing Director of Walcott Partners L.P., a Gaston family partnership whose investments include
                                           limited partnership interests in the Partnership and ownership of Henley II, Inc.  Mr. Gaston is the sole stockholder of
                                           BCLP GP.




Richard G. Pond, Executive                 Since April 1998, Mr. Pond has served as the Executive Vice
Vice President, Chief Operating            President, Chief Operating Officer, Chief Financial Officer,
Officer, Chief Financial Officer,          Treasurer, and Secretary of the Partnership.  Mr. Pond has
Treasurer, and Secretary                   also served in those same capacities for Castle Creek and
                                           Castle Creek GP since April 1998, and for HenleyCo since its formation in February 2003. He was named Vice President,
                                           Controller and Secretary of Henley II, Inc. in December 1992.
                                           Since July 1992 he has served as Vice President and
                                           Controller of Henley II and its predecessors.  From July 1981 to June 1992, he was with the international accounting firm of
                                           Ernst & Young LLP, most recently as a senior audit manager.
                                           Effective July 1, 1996, Mr. Pond assumed his responsibilities as Executive Vice President, Chief Financial Officer,
                                           Treasurer and Secretary of the BCLP II GP, Inc. and effective
                                           July 1, 1997, Mr. Pond assumed his responsibilities as Chief
                                           Operating Officer of BCLP II GP, Inc.  Upon consummation
                                           of the reorganization of the Partnership and Henley II on June
                                           30, 1998, Mr. Pond assumed similar responsibilities with
                                           BCLP GP.

BCLP GP, Inc.


           Name and Position               Principal Occupation and Five-Year Employment History
           -----------------               -----------------------------------------------------

Paul E. Gaston, Chairman of the            See discussion above for Mr. Paul E. Gaston under Henley
Board and Chief Executive                  Limited Partnership.
Officer

Richard G. Pond, Executive                 See discussion above for Mr. Pond under Henley Limited
Vice President, Chief Operating            Partnership.
Officer, Chief Financial Officer,
Treasurer, and Secretary

Don F. Gaston, Director                    Mr. Don F. Gaston has served as a Director of BCLP GP,
                                           BCLP II, GP and Castle Creek GP since April 1998, as well
                                           as a director of Henley II, Inc. and Henley Corporation since his resignation as Chairman of the Board of both of these
                                           entities in December 1992 and September 1993, respectively.
                                           He was succeeded in each of these positions by his son,
                                           Paul E. Gaston.  He became Chairman of the Board of
                                           Directors of Boston Celtics Incorporated in September 1983
                                           when he, together with Alan C. Cohen and Paul R. Dupee, Jr., acquired the Boston Celtics franchise.  Mr. Gaston was
                                           Chairman of the Board of Providence Capital, Ltd. from July
                                           1982 until its liquidation in December 1986.  From 1962 to




                                           June 1982, he was associated with Gulf & Western Industries,
                                           Inc. in various capacities, including Executive Vice President, director and member of the Executive Committee.  Mr.
                                           Gaston is the husband and father respectively, of Paula B.
                                           Gaston and Paul E. Gaston.

Paula B. Gaston, Director                  Ms. Gaston has served as a Director of BCLP GP, BCLP II
                                           GP, Inc., and of Castle Creek GP since April 1998.  She
                                           became a Director of Henley II, Inc. in September 1992 and a
                                           Director of Henley Corporation in October 1992.  She is a
                                           private investor and the wife of Mr. Don F. Gaston and the mother of Paul E. Gaston.

John B. Marsh, III, Director               Mr. Marsh is the managing partner of MHF Advisors, LLC, a
                                           strategic investment partnership where he is an investment banker.  The address of MHF Advisors, LLC is 411 West\
                                           Putnam Avenue, Suite 420, Greenwich, CT  06830.  Mr.
                                           Marsh has been a director of Henley II, Inc. since September
                                           1992.  From April 2002 to August 2002, he was a senior
                                           portfolio manager at Rayner and Stonington, a strategic
                                           investment partnership.  From 1998 to 2002, Mr. Marsh was
                                           the managing partner of Corvus Capital, LLC.  From 1995 to
                                           1998, he was Director of Trading and Sales with ABSA
                                           Securities, Inc., an investment banking firm.  From 1991 to
                                           1995, he was Chief Executive Officer and President of Saicor
                                           Ltd., an investment banking firm specializing in emerging
                                           markets.  From 1988 to 1991 he was a Vice President at
                                           Deutsche Bank Capital Corporation where he headed an
                                           international arbitrage securities trading group.  From 1985 to
                                           1988 Mr. Marsh was a Vice President in the international
                                           arbitrage department of Merrill Lynch Pierce Fenner and
                                           Smith.

Tedmund W. Pryor, Director                 Mr. Pryor is currently Senior Vice President, Equity Group, at
                                           GE Capital Corporation, a financial services company.  The address of GE Capital Corporation is 260 Long Ridge Road,
                                           Stamford, CT 06927.  Mr. Pryor became a Director of
                                           BCLP GP in September 2001.  From 1998 to 2002, Mr. Pryor
                                           was Executive Director of BHC Interim Funding, L.P., a
                                           mezzanine financing fund and Brooks Houghton & Company,
                                           Inc., an investment banking firm, since 1998.  From 1997 to
                                           1998, he was Regional Manager of Sirrom Capital
                                           Corporation, a mezzanine financing company, from 1990 to
                                           1997, he was Regional Manager of Structured Finance for the
                                           Rail Group and the Aviation Services Group of GE Capital
                                           Corporation, from 1986 to 1990, he was Vice President,
                                           Investment Banking at Prudential Securities, Inc., a financial services company, and from 1982 to 1986, he was Vice
                                           President of Investment Banking at Bank of America NT &
                                           SA, a major commercial bank.

David A. Splaine, Director                 Mr. Splaine has been Senior Vice President Sales at the
                                           FleetCenter since October 2002. The address of the
                                           FleetCenter is One FleetCenter, suite 200, Boston, MA 02114.
                                           From 1997 to 2002 he was Managing Director of Baldwin &
                                           Clarke Corporate Finance, Inc., an investment banking firm.
                                           The address of Baldwin & Clarke Corporate Finance, Inc., is
                                           101 Federal Street, Boston, Massachusetts 02110.  From 1986
                                           to 1997, he was employed by Fleet Bank (and its predecessor,
                                           Shawmut Bank), most recently holding the position of Senior
                                           Vice President.  Mr. Splaine is also a director of Vested
                                           Development, Inc., a privately held software services
                                           provider, and Meta Controls, Inc., a privately held
                                           manufacturer of industrial cameras and automation
                                           equipment.


HenleyCo, Inc.


           Name and Position               Principal Occupation and Five-Year Employment History
           -----------------               -----------------------------------------------------

Paul E. Gaston, Chairman of the            See discussion above for Mr. Paul E. Gaston under Henley
Board and Chief Executive                  Limited Partnership.
Officer

Richard G. Pond, Executive                 See discussion above for Mr. Pond under Henley
Vice President, Chief Operating            Limited Partnership.
Officer, Chief Financial Officer,
Treasurer, and Secretary

Castle Creek Partners, L.P.


           Name and Position               Principal Occupation and Five-Year Employment History
           -----------------               -----------------------------------------------------

Paul E. Gaston, Chief Executive            See discussion above for Mr. Paul E. Gaston under Henley
 Officer                                   Limited Partnership.

Richard G. Pond, Executive                 See discussion above for Mr. Pond under Henley Limited




Vice President, Chief Operating            Partnership.
Officer, Chief Financial Officer,
Treasurer, and Secretary

Castle Creek Partners GP, Inc.


           Name and Position               Principal Occupation and Five-Year Employment History
           -----------------               -----------------------------------------------------

Paul E. Gaston, Chairman of the            See discussion above for Mr. Paul E. Gaston under Henley
Board and Chief Executive                  Partnership.
Officer Limited

Richard G. Pond, Executive                 See discussion above for Mr. Pond under Henley Limited
Vice President, Chief Operating            Partnership.
Officer, Chief Financial Officer,
Treasurer, and Secretary

Don F. Gaston, Director                    See discussion above for Mr. Don F. Gaston under BCLP GP,
                                           Inc.

Paula B. Gaston, Director                  See discussion above for Ms. Paula B. Gaston under BCLP
                                           GP, Inc.

                            Stock Ownership Table


-----------------------------------------------------------------------------------
                                      Number of Henley
                                     Limited Partnership    Percentage (%) of Units
               Name                         Units                Outstanding(1)
-----------------------------------------------------------------------------------

BCLP GP, Inc.                                   0                      * %
-----------------------------------------------------------------------------------
HenleyCo, Inc.                                  0                      *
-----------------------------------------------------------------------------------
Castle Creek Partners, L.P.               677,500                    25.1
-----------------------------------------------------------------------------------
Castle Creek Partners, GP, Inc.           677,500(2)                 25.1
-----------------------------------------------------------------------------------
Paul E. Gaston                            677,600(3)                 25.1
-----------------------------------------------------------------------------------
Richard G. Pond                                 0                      *
-----------------------------------------------------------------------------------
Don F. Gaston and Paula B. Gaston             200(4)                   *
-----------------------------------------------------------------------------------
John B. Marsh, III                            500                      *
-----------------------------------------------------------------------------------
Tedmund W. Pryor                                0                      *
-----------------------------------------------------------------------------------
David A. Splaine                                0                      *
-----------------------------------------------------------------------------------

--------------------
*     Less than one percent.
(1) Percent of outstanding Henley units for a particular unitholder will be greater than such unitholder's percentage interest in Henley, due to the one percent (1%) interest in Henley held by BCLP GP. Percent of outstanding Henley units is calculated based on 2,703,664 Henley units outstanding as of February 7, 2003.
(2) Includes 677,500 Henley units held by Castle Creek. As the general partner of Castle Creek, Castle Creek GP is deemed to be the beneficial owner of these Henley units.
(3) Includes 100 Henley units held by Walcott Partners, L. P., a Gaston family partnership, and 677,500 Henley units held by Castle Creek Partners, L.P. As sole stockholder, officer and director of Walcott Partners, L.P., which indirectly wholly-owns Castle Creek GP and owns a majority of a partnership that holds a 98.5% interest in Castle Creek, Mr. Paul E. Gaston is deemed to be the beneficial owner of these Henley units.
(4) Includes 100 Henley units held by Brookwood Investments, L.P., a partnership owned by Don F. and Paula B. Gaston of which Don F. Gaston is the general partner. Does not include 100 Henley units held by Walcott Partners, L.P. See Note (3) above.

                                EXHIBIT INDEX
                                -------------

Exhibit No.     Description
-----------     -----------

(a)             None.

(b)             None.

(c)             None.

(d)(i) Amended and Restated Agreement of Limited Partnership of Henley Limited Partnership dated June 29, 1998
                (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 30, 1998 (File No. 333-50367-01)).

(d)(ii) Agreement and Plan of Merger, among Henley Limited Partnership, Castle Creek Partners, L.P. and HenleyCo, Inc.

(f)             None.

(g)             None.